5200 Maryland Way Suite 400 Brentwood, TN 37027 615-221-8884 Fax 615-373-8357 800-890-7271
December 9, 2009
John T. Archfield, Jr.
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	American HomePatient, Inc. Form 10-K for Fiscal Year Ended December 31, 2008 Filed on March 5, 2009 Form 10-Q for the Quarterly Period Ended June 30, 2009 Filed on August 10, 2009
Dear Mr. Archfield:
The Company had a conference call with the staff of the SEC on November 24, 2009. During this call, the SEC staff requested various operational and/or financial reports utilized by the Company’s chief operating decision maker to assess performance and allocate resources. Enclosed with this letter is a memorandum detailing the Company’s analysis of relevant information supporting its conclusion the Company manages its business as one operating segment and one aggregated reporting unit. Also enclosed are the requested operational and financial reports utilized by the Company’s chief operating decision maker.
The Company acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company is committed to fully complying with the SEC disclosure requirements. After you have had the opportunity to review the enclosed information, please call me at (615) 221-8548 to confirm that the information satisfactorily addresses your comments or to raise any additional questions or comments you may have.

Sincerely,
/s/ Stephen L. Clanton
Stephen L. Clanton
Chief Financial Officer

American HomePatient, Inc.
FAS 142 and FAS 131 — Reporting Unit and Operating Segment Analysis
FAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. FAS 131 requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.
FAS 131 defines an operating segment in paragraph 10 as a component of an enterprise:
•	That engages in business activities from which it may earn revenues and incur expenses;

•	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

•	For which there is discrete financial information available.
The Company’s CEO is considered the chief operating decision maker. The financial information reviewed by the CEO related to the Company’s operating results is on a companywide aggregate basis, and performance assessments and resource decisions are made by the CEO based on the overall operational and financial results of the Company as a whole. Certain statistical and key performance indicators are reviewed by the CEO on a disaggregated level (i.e. by geographic region); however, the information reviewed is not at a level of detail to make decisions at a geographic level. The CEO also reviews product specific statistics and performance indicators; however, it should be noted there are no product managers, and the Company does not manage its business by product line. The CEO’s companywide decisions are implemented by the Chief Operating Officer (COO) at a lower level across the Company. Additionally, business plans and budgets are reviewed and approved by the CEO and board of directors based on aggregated companywide information. These facts support the conclusion that the Company operates as one operating segment per FAS 131 guidance.
FAS 142 paragraph 30 describes a reporting unit as “an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly review the operating results of that component. However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics.” Paragraph 30 further goes on to say “The relevant provisions of FAS 131 and related interpretative literature shall be used to determine the reporting units of an entity.”
The Company’s operations are divided into 11 geographic areas comprised of multiple branches. Each of these areas has discrete financial information and has an area vice president (AVP) to oversee the operations and financial results of a respective area. The AVPs report to the Senior Vice President of Field Operations who reports to the COO (segment manager). The COO, who reports to the CEO, regularly reviews the operations and financial results of the components (see organization charts included as Exhibit 1). The CEO does not receive the complete, detailed financial results for the geographic areas. The COO and area management are responsible for implementing the CEO’s companywide decisions at their respective levels. For example, the CEO may make the decision to reduce headcount by X%, and it is up to the COO and area management to reduce headcount within geographic areas to meet the companywide target set by the CEO.
The Company considers each of these 11 geographic areas separate components (reporting units). The Company aggregates these components into one reporting unit due to the similar economic characteristics of the components as outlined below.
FAS 142 references the guidance in FAS 131 for determining the reporting units of an entity. Paragraph 17 of FAS 131 permits aggregating operating segments as operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Statement, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:
•	The nature of the products and services;

•	The nature of the production processes;

•	The type or class of customer for their products and services; and

•	The methods used to distribute their products or provide their services.
The Company has determined that its geographic areas shall be aggregated into one reporting unit in accordance with paragraph 17 of FAS 131 for the following reasons:
•	The sale/rental of home healthcare products to customers is the source of revenues for each of the areas;

•	The products/services (primarily respiratory and sleep therapy products/services) provided by each of the Company’s areas are the same;

•	Each of the Company’s areas operate consistently through a branch network utilizing centralized customer service, order processing, distribution, billing/collections and patient follow up.

•	The products/services provided by each of the Company’s areas are provided to home healthcare patients across the areas;

•	The healthcare regulatory environment, including Medicare and Medicaid reimbursement, is the same or similar across the Company’s areas.
Additionally, as discussed in EITF Topic D-101, “Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No. 142,” the Company determined that the areas shall be aggregated into one reporting unit because of their similar economic characteristics in each of the following areas:
•	Goodwill is recoverable from the collective operations of the areas and not individually from one area;

•	Branches within areas are frequently realigned based upon changing circumstances, including opening, closing and consolidating branches and changes in management personnel;

•	Each of the areas benefits from centralized customer service, order processing, distribution, purchasing, billing/collections, and patient follow up.
CONCLUSION
Per the FAS 131 guidance outlined above, the Company operates as one operating segment. Per the FAS 142 and EITF Topic D-101 guidance outlined above, the Company has 11 reporting units that are aggregated into one reporting unit due to similar economic characteristics.
EXHIBITS
Attached to this memo are examples of reports utilized by the chief operating decision maker to monitor financial performance and make resource decisions:
Exhibit 1 (p. 1) — Organization charts for Executive Department and Operations Department as of December 2009.
Exhibit 2 (p. 4) — Monthly Management Reports for the month of September 2009. These reports are used as the basis for the CEO’s assessment of performance and resource decisions during monthly operations and financial review meetings attended by the CEO, CFO, COO, and other senior management personnel.
Exhibit 3 (p. 38) — Reporting of third quarter and nine months year to date 2009 financial performance distributed to and reviewed by the CEO and board of directors.
Exhibit 4 (p. 50) — Preliminary budget for 2010 distributed to and reviewed by the CEO and board of directors.

EXHIBIT 1
Organization Charts for Executive Department and Operations Department
December 2009

Executive Department
Organizational Chart
December 2009

Operations Department
Organizational Chart
December 2009

EXHIBIT 2
Monthly Management Reports for September 2009
Distributed to the CEO, CFO, COO and Other Senior Management Personnel

American HomePatient, Inc.
Summary Income Statement Comparison to Budget
September 2009
(000s except for EPS)

	Month			QTD			YTD
	Actual	Budget	Fav(Unfav)	Actual	Budget	Fav(Unfav)	Actual	Budget	Fav(Unfav)

Sales Revenue	8,817	9,954	(1,138)	26,927	29,722	(2,795)	78,671	85,631	(6,960)
Rental Revenue	11,513	12,610	(1,097)	34,881	37,763	(2,882)	105,726	110,509	(4,783)
Revenue Deductions	(854)	(1,106)	252	(2,816)	(3,307)	490	(9,408)	(9,802)	395
% of Gross Revenue	4.2%	4.9%		4.6%	4.9%		5.1%	5.0%

Net Revenue	19,475	21,459	(1,983)	58,992	64,178	(5,187)	174,989	186,338	(11,349)

Cost of Sales	4,399	5,000	602	13,110	14,987	1,877	38,586	43,598	5,012
% of Sales Revenue	49.9%	50.2%		48.7%	50.4%		49.0%	50.9%

Cost of Rentals (including Rental Equipment Depreciation)	2,652	2,776	124	7,622	8,314	692	22,582	24,686	2,103
% of Rental Revenue	23.0%	22.0%		21.9%	22.0%		21.4%	22.3%

Gross Margin	12,425	13,682	(1,257)	38,260	40,878	(2,618)	113,822	118,055	(4,233)
% of Net Revenue	63.8%	63.8%		64.9%	63.7%		65.0%	63.4%

Operating Expenses	10,041	10,423	382	31,011	31,945	935	93,859	95,767	1,908
% of Net Revenue	51.6%	48.6%		52.6%	49.8%		53.6%	51.4%

Bad Debt Expense	26	429	403	511	1,284	773	2,589	3,908	1,319
% of Net Revenue	0.1%	2.0%		0.9%	2.0%		1.5%	2.1%

G&A Expenses	1,619	1,659	40	4,967	5,027	60	15,047	15,012	(35)
% of Net Revenue	8.3%	7.7%		8.4%	7.8%		8.6%	8.1%

Depreciation (Non-Rental) & Amortization	346	337	(9)	1,012	1,012	0	2,988	3,036	48

Earnings from Joint Ventures	(479)	(438)	41	(1,375)	(1,314)	61	(3,885)	(3,942)	(57)

Total Expenses	11,553	12,411	858	36,126	37,954	1,828	110,598	113,782	3,183
% of Net Revenue	59.3%	57.8%		61.2%	59.1%		63.2%	61.1%

Operating Profit	872	1,271	(400)	2,134	2,924	(790)	3,223	4,273	(1,050)
% of Net Revenue	4.5%	5.9%		3.6%	4.6%		1.8%	2.3%

Interest Expense, net	1,279	1,220	(59)	3,912	3,745	(167)	11,600	11,217	(382)
Loss (Gain) on Sale of Centers	—	—	—	(11)	—	11	(112)	—	112
Other (Income) Expense	(397)	—	397	(403)	—	403	(388)	—	388
Change of Control Expense	(3)	—	3	(3)	—	3	(10)	—	10
Debt Refinancing Expense	38	—	(38)	486	—	(486)	709	—	(709)

Pre-Tax Income	(45)	51	(96)	(1,847)	(821)	(1,025)	(8,576)	(6,944)	(1,632)
% of Net Revenue	-0.2%	0.2%		-3.1%	-1.3%		-4.9%	-3.7%

Tax Provision	430	435	5	1,274	1,305	31	3,703	3,915	212

Net Income	(475)	(384)	(91)	(3,120)	(2,126)	(994)	(12,279)	(10,859)	(1,420)

% of Net Revenue	-2.4%	-1.8%		-5.3%	-3.3%		-7.0%	-5.8%
Weighted Average Common Shares Outstanding	17,573	17,573		17,573	17,573		17,573	17,573
Diluted Earnings Per Share	(0.03)	(0.02)		(0.18)	(0.12)		(0.70)	(0.62)

EBITDA Calculation:
Net Income	(475)	(384)	(91)	(3,120)	(2,126)	(994)	(12,279)	(10,859)	(1,420)
Add: Interest Expense, net	1,279	1,220	59	3,912	3,745	167	11,600	11,217	382
Add: Rental Equipment Depreciation	1,992	2,041	(49)	5,568	6,115	(547)	16,643	18,164	(1,521)
Add: Depreciation (Non-Rental) and Amortization	346	337	9	1,012	1,012	(0)	2,988	3,036	(48)
Add: Tax Provision	430	435	(5)	1,274	1,305	(31)	3,703	3,915	(212)
Add: Change of Control Expense	(3)	—	(3)	(3)	—	(3)	(10)	—	(10)
Add: Debt Financing Expense	38	—	38	486	—	486	709	—	709
Less: Gain on Sale of Centers	—	—	—	(11)	—	(11)	(112)	—	(112)

EBITDA	3,607	3,650	(43)	9,117	10,051	(934)	23,243	25,473	(2,230)

% of Net Revenue	18.5%	17.0%		15.5%	15.7%		13.3%	13.7%

American HomePatient, Inc.
Summary Income Statement Comparison to Prior Year
September 2009
(000s except for EPS)

	Month			QTD			YTD
	Actual	Prior Year	Fav(Unfav)	Actual	Prior Year	Fav(Unfav)	Actual	Prior Year	Fav(Unfav)

Sales Revenue	8,817	9,416	(599)	26,927	26,408	519	78,671	81,748	(3,077)
Rental Revenue	11,513	14,109	(2,596)	34,881	42,464	(7,583)	105,726	128,415	(22,689)
Revenue Deductions	(854)	(1,079)	225	(2,816)	(3,231)	415	(9,408)	(11,114)	1,706
% of Gross Revenue	4.2%	4.6%		4.6%	4.7%		5.1%	5.3%

Net Revenue	19,475	22,445	(2,970)	58,992	65,641	(6,649)	174,989	199,049	(24,060)

Cost of Sales	4,399	4,820	421	13,110	13,562	452	38,586	41,313	2,727
% of Sales Revenue	49.9%	51.2%		48.7%	51.4%		49.0%	50.5%

Cost of Rentals (including Rental Equipment Depreciation)	2,652	2,639	(13)	7,622	8,397	775	22,582	26,466	3,884
% of Rental Revenue	23.0%	18.7%		21.9%	19.8%		21.4%	20.6%

Gross Margin	12,425	14,987	(2,562)	38,260	43,682	(5,422)	113,822	131,271	(17,449)
% of Net Revenue	63.8%	66.8%		64.9%	66.5%		65.0%	65.9%

Operating Expenses	10,041	10,405	363	31,011	32,562	1,551	93,859	100,317	6,458
% of Net Revenue	51.6%	46.4%		52.6%	49.6%		53.6%	50.4%

Bad Debt Expense	26	445	419	511	1,284	773	2,589	4,022	1,433
% of Net Revenue	0.1%	2.0%		0.9%	2.0%		1.5%	2.0%

G&A Expenses	1,619	1,695	76	4,967	4,926	(41)	15,047	14,520	(527)
% of Net Revenue	8.3%	7.6%		8.4%	7.5%		8.6%	7.3%

Depreciation (Non-Rental) & Amortization	346	324	(22)	1,012	1,006	(6)	2,988	3,089	101

Earnings from Joint Ventures	(479)	(618)	(139)	(1,375)	(1,639)	(265)	(3,885)	(4,406)	(521)

Total Expenses	11,553	12,250	697	36,126	38,138	2,013	110,598	117,542	6,944
% of Net Revenue	59.3%	54.6%		61.2%	58.1%		63.2%	59.1%

Operating Profit	872	2,736	(1,864)	2,134	5,544	(3,410)	3,223	13,729	(10,506)
% of Net Revenue	4.5%	12.2%		3.6%	8.4%		1.8%	6.9%

Interest Expense, net	1,279	1,285	7	3,912	3,944	31	11,600	11,758	158
Loss (Gain) on Sale of Centers	—	—	—	(11)	7	18	(112)	4	116
Other (Income) Expense	(397)	14	411	(403)	1	404	(388)	(658)	(270)
Change of Control Expense	(3)	(3)	—	(3)	(3)	—	(10)	(74)	(65)
Debt Refinancing Expense	38	—	(38)	486	—	(486)	709	—	(709)

Pre-Tax Income	(45)	1,440	(1,485)	(1,847)	1,595	(3,442)	(8,576)	2,699	(11,275)
% of Net Revenue	-0.2%	6.4%		-3.1%	2.4%		-4.9%	1.4%

Tax Provision	430	86	(344)	1,274	1,012	(262)	3,703	3,692	(11)

Net Income	(475)	1,355	(1,829)	(3,120)	583	(3,704)	(12,279)	(993)	(11,286)

% of Net Revenue	-2.4%	6.0%		-5.3%	0.9%		-7.0%	-0.5%

Weighted Average Common Shares Outstanding	17,573	17,714		17,573	17,714		17,573	17,573
Diluted Earnings Per Share	(0.03)	0.08		(0.18)	0.03		(0.70)	(0.06)

EBITDA Calculation:
Net Income	(475)	1,355	(1,829)	(3,120)	583	(3,704)	(12,279)	(993)	(11,286)
Add: Interest Expense, net	1,279	1,285	(7)	3,912	3,944	(31)	11,600	11,758	(158)
Add: Rental Equipment Depreciation	1,992	2,037	(44)	5,568	6,236	(668)	16,643	19,822	(3,179)
Add: Depreciation (Non-Rental) and Amortization	346	324	22	1,012	1,006	6	2,988	3,089	(101)
Add: Tax Provision	430	86	344	1,274	1,012	262	3,703	3,692	11
Add: Change of Control Expense	(3)	(3)	—	(3)	(3)	—	(10)	(74)	65
Add: Debt Financing Expense	38	—	38	486	—	486	709	—	709
Less: Gain on Sale of Centers	—	—	—	(11)	7	(18)	(112)	4	(116)

EBITDA	3,607	5,083	(1,476)	9,117	12,784	(3,668)	23,243	37,298	(14,055)

% of Net Revenue	18.5%	22.6%		15.5%	19.5%		13.3%	18.7%

American HomePatient, Inc.
Summary Income Statement Comparison to Reforecast
September 2009

	Month
		Lender
	Actual	Reforecast	Fav(Unfav)

Sales Revenue	8,817	10,774	(1,957)
Rental Revenue	11,513	11,713	(200)
Revenue Deductions	(854)	(1,102)	248
% of Gross Revenue	4.2%	-4.9%

Net Revenue	19,475	21,385	(1,910)

Cost of Sales	4,399	5,108	709
% of Sales Revenue	49.9%	47.4%

Cost of Rentals (including Rental Equipment Depreciation)	2,652	2,438	(214)
% of Rental Revenue	23.0%	20.8%

Gross Margin	12,425	13,839	(1,414)
% of Net Revenue	63.8%	64.7%

Operating Expenses	10,041	10,031	(10)
% of Net Revenue	51.6%	46.9%

Bad Debt Expense	26	429	403
% of Net Revenue	0.1%	2.0%

G&A Expenses	1,619	1,656	37
% of Net Revenue	8.3%	7.7%

Depreciation (Non-Rental) & Amortization	346	337	(9)

Earnings from Joint Ventures	(479)	(438)	41

Total Expenses	11,553	12,015	462
% of Net Revenue	59.3%	56.2%

Operating Profit	872	1,824	(952)
% of Net Revenue	4.5%	8.5%

Interest Expense, net	1,279	1,220	(59)
Other (Income) Expense	(397)	—	397
Debt Refinancing Expense	38	—	(38)

Pre-Tax Income	(45)	604	(649)
% of Net Revenue	-0.2%	2.8%

Tax Provision	430	435	5

Net Income	(475)	169	(644)

% of Net Revenue	-2.4%	0.8%

EBITDA Calculation:
Net Income	(475)	169	(644)
Add: Interest Expense, net	1,279	1,220	59
Add: Rental Equipment Depreciation	1,992	1,777	215
Add: Depreciation (Non-Rental) and Amortization	346	337	9
Add: Tax Provision	430	435	(5)
Add: Change of Control Expense	(3)	—	(3)
Add: Debt Refinancing Expense	38	—	38

EBITDA	3,607	3,938	(331)

% of Net Revenue	18.5%	18.4%

American HomePatient, Inc.	Schedule A, Page 1
Average Weekly Placements by Quarter

	Oxygen					CPAP					Enteral
	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09
Area

Central States	77	80	88	94	81	93	82	101	101	105	3	2	2	2	2
Far West	55	54	63	61	51	38	39	39	41	40	4	2	2	1	1
Heartland	58	52	47	45	42	79	65	71	71	73	4	4	3	4	4
Kentucky	17	17	17	22	15	15	12	11	12	14	1	1	1	0	0
Keystone	46	47	55	54	46	69	65	66	64	64	2	3	2	2	1
MidAtlantic	50	45	58	57	45	90	89	84	96	93	4	4	4	4	4
MidSouth	42	39	50	54	48	49	45	48	53	54	1	0	1	2	1
NYNE	30	30	26	29	24	35	35	36	34	30	5	4	5	3	2
South Atlantic	51	57	64	63	61	74	65	77	73	72	4	2	2	2	1
South Texas	53	49	53	52	50	82	78	76	78	82	4	4	4	3	3
Southeast	46	57	57	55	52	91	77	85	90	91	6	2	3	3	3

Total	525	527	578	586	514	714	653	694	713	716	39	30	28	26	24

Prior Yr Placements	473	500	591	573	525	718	697	703	710	714	44	41	37	36	39
% Change	11.0%	5.4%	-2.2%	2.3%	-2.1%	-0.6%	-6.3%	-1.3%	0.4%	0.3%	-11.4%	-26.8%	-24.3%	-27.8%	-38.5%

American HomePatient, Inc.	Schedule A, Page 2
Average Weekly Placements by Month

	Oxygen						CPAP						Enteral
# of weeks in month	4	5	4	5	4	4	4	5	4	5	4	4	4	5	4	5	4	4
	Apr-09	May-09	Jun-09	Jul-09	Aug-09	Sep-09	Apr-09	May-09	Jun-09	Jul-09	Aug-09	Sep-09	Apr-09	May-09	Jun-09	Jul-09	Aug-09	Sep-09
Area

Central States	94	97	90	85	78	79	95	105	103	98	107	112	2	3	1	2	2	2
Far West	70	57	56	49	55	49	45	37	43	38	40	43	2	1	2	1	1	1
Heartland	44	44	47	43	44	39	73	67	75	68	77	77	6	4	3	5	4	3
Kentucky	25	23	20	15	15	14	12	13	12	12	17	13	1	0	0	0	0	0
Keystone	54	57	51	48	43	45	62	61	69	66	67	58	2	1	3	2	1	1
MidAtlantic	68	49	56	50	42	43	92	92	104	92	100	86	4	6	1	3	5	5
MidSouth	48	55	59	46	52	46	53	49	58	48	56	61	2	1	2	2	2	1
NYNE	30	27	31	26	27	20	34	35	32	29	30	30	3	3	2	1	3	2
South Atlantic	64	59	68	62	63	57	72	75	73	66	77	73	3	1	2	2	1	2
South Texas	52	49	57	51	48	50	76	82	74	79	89	79	3	3	4	2	5	3
Southeast	55	53	57	58	52	46	83	85	102	80	94	100	3	3	3	3	3	3

Total	603	569	591	533	518	486	695	702	743	676	752	731	30	25	23	23	26	23

Prior Yr Placements	586	574	561	516	543	513	691	704	737	694	736	708	35	32	43	49	37	31
% Change	2.9%	-0.9%	5.3%	3.3%	-4.6%	-5.3%	0.6%	-0.3%	0.8%	-2.6%	2.2%	3.2%	-14.3%	-21.9%	-46.5%	-53.1%	-29.7%	-25.8%

American HomePatient, Inc.	Schedule A, Page 3
Trended Weekly Placements — 13 weeks

	Oxygen
Week Ended	7/3	7/10	7/17	7/24	7/31	8/7	8/14	8/21	8/28	9/4	9/11	9/18	9/25

Area

Central States	87	84	99	88	67	79	81	79	71	86	60	91	80
Far West	51	47	48	52	49	55	53	54	57	45	56	53	41
Heartland	38	53	43	55	27	50	45	39	43	37	32	33	54
Kentucky	13	17	13	18	14	15	17	13	15	18	11	15	10
Keystone	44	57	44	45	50	38	41	35	59	31	40	61	48
MidAtlantic	63	45	42	41	58	45	33	48	41	44	39	42	45
MidSouth	44	61	45	32	49	46	66	55	39	40	49	43	51
NYNE	22	25	30	25	28	26	31	25	26	19	20	22	19
South Atlantic	65	71	63	56	54	59	55	57	80	64	50	57	56
South Texas	50	38	46	59	63	40	56	45	52	54	45	53	48
Southeast	60	68	52	60	48	49	48	56	53	41	49	46	47

Total	537	566	525	531	507	502	526	506	536	479	451	516	499

Prior Yr Placements	463	529	515	556	565	555	524	499	572	504	506	526	515
% Change	16.0%	7.0%	1.9%	-4.5%	-10.3%	-9.5%	0.4%	1.4%	-6.3%	-5.0%	-10.9%	-1.9%	-3.1%

American HomePatient, Inc.	Schedule A, Page 4
Trended Weekly Placements — 13 weeks

	CPAP
Week Ended	7/3	7/10	7/17	7/24	7/31	8/7	8/14	8/21	8/28	9/4	9/11	9/18	9/25

Area

Central States	82	101	101	100	104	105	106	104	111	113	89	119	128
Far West	32	36	38	39	47	36	27	48	47	40	37	48	46
Heartland	59	68	80	61	71	75	67	70	94	81	63	80	84
Kentucky	6	16	12	12	12	12	17	20	19	20	9	11	12
Keystone	65	67	65	56	76	61	72	55	78	61	59	51	60
MidAtlantic	97	72	103	87	102	103	97	84	117	96	78	78	91
MidSouth	39	52	48	41	60	54	63	54	53	58	54	60	70
NYNE	16	32	31	31	34	19	26	35	41	28	30	21	40
South Atlantic	48	76	86	56	66	89	74	65	79	72	69	64	86
South Texas	67	70	87	87	83	82	92	81	99	85	70	83	78
Southeast	64	86	67	77	107	98	85	89	104	105	80	110	105

Total	575	676	718	647	762	734	726	705	842	759	638	725	800

Prior Yr Placements	591	733	740	710	771	755	714	748	690	653	736	701	743
% Change	-2.7%	-7.8%	-3.0%	-8.9%	-1.2%	-2.8%	1.7%	-5.7%	22.0%	16.2%	-13.3%	3.4%	7.7%

American HomePatient, Inc.	Schedule A, Page 5
Trended Weekly Placements — 13 weeks

	Enteral
Week Ended	7/3	7/10	7/17	7/24	7/31	8/7	8/14	8/21	8/28	9/4	9/11	9/18	9/25

Area

Central States	1	3	3	1	2	—	3	2	1	2	2	3	1
Far West	—	2	1	1	1	—	2	1	2	1	—	1	1
Heartland	9	4	5	3	5	5	3	6	1	2	6	3	2
Kentucky	2	—	—	—	—	1	—	—	—	—	1	—	—
Keystone	—	2	2	1	3	1	1	—	1	—	1	2	1
MidAtlantic	6	1	2	3	3	2	8	2	9	3	6	6	5
MidSouth	—	3	3	1	2	—	2	—	4	1	—	1	2
NYNE	1	2	1	1	1	5	1	2	5	3	2	4	—
South Atlantic	4	—	1	1	2	2	1	1	1	1	1	4	—
South Texas	2	1	2	2	2	3	2	6	7	8	2	—	3
Southeast	5	2	5	2	2	2	3	1	4	1	5	3	3

Total	30	20	25	16	23	21	26	21	35	22	26	27	18

Prior Yr Placements	53	67	28	49	33	41	35	35	41	21	32	31	39
% Change	-43.4%	-70.1%	-10.7%	-67.3%	-30.3%	-48.8%	-25.7%	-40.0%	-14.6%	4.8%	-18.8%	-12.9%	-53.8%

American HomePatient, Inc	Schedule A, Page 6
Trended Average Weekly Oxygen Placements

							% CHG	% CHG
	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09	PRIOR QTR	PRIOR YR

All Oxygen
Commissionable	524	483	489	543	554	485	-12.5%	0.4%
Non-Commissionable	49	42	38	35	32	29	-9.4%	-31.0%

Total	573	525	527	578	586	514	-12.3%	-2.5%

Concentrators
Commissionable	513	473	482	531	537	471	-12.3%	-0.4%
Non-Commissionable (Note A)	48	42	37	35	32	29	-9.4%	-31.0%

Total	561	515	519	566	569	500	-12.1%	-2.9%

Liquid Oxygen
Commissionable	7	5	3	7	10	7	-30.0%	40.0%
Non-Commissionable (Note A)	1	—	1	—	—	—	#DIV/0!	#DIV/0!

Total	8	5	4	7	10	7	-30.0%	40.0%

Select Managed Care
Commissionable	4	5	4	5	7	7	0.0%	40.0%
Non-Commissionable (Note A)	—	—	—	—	—	—	0.0%	0.0%

Total	4	5	4	5	7	7	0.0%	40.0%

Note A — Placements are classified as Commissionable based on the expected average monthly rental revenue for stationary equipment (HCPC# E1390). The revenue threshold for making this determination is not the same for all data shown above. For Concentrator and Liquid Oxygen data, expected revenue must be greater than $150 per month, while revenue for commissionable Select Managed Care must be between $120 and $150 per month.

Schedule A, Page 7
American HomePatient, Inc.
Oxygen Census by Area

								% Change vs.	% Change vs.	% Change vs.
	Mar-09	Apr-09	May-09	Jun-09	Jul-09	Aug-09	Sep-09	Prior Month	Dec-08	PY Month

SOUTHEAST AREA	4,892	4,948	4,961	5,022	5,155	5,416	5,494	1.4%	12.0%	15.7%
MIDSOUTH AREA	4,400	4,429	4,496	4,581	4,623	4,710	4,716	0.1%	10.4%	11.6%
CENTRAL STATES AREA	5,526	5,624	5,688	5,731	5,786	5,838	5,851	0.2%	5.6%	8.1%
NY/NEW ENGLAND AREA	3,152	3,167	3,159	3,169	3,172	3,192	3,162	-0.9%	0.7%	-1.0%
SOUTH TEXAS AREA	5,257	5,247	5,246	5,269	5,287	5,296	5,324	0.5%	-1.4%	-0.5%
FAR WEST AREA	6,024	6,092	6,135	6,130	6,149	6,171	6,173	0.0%	1.9%	2.5%
KENTUCKY AREA	1,628	1,676	1,741	1,778	1,784	1,803	1,822	1.1%	11.2%	16.0%
MID ATLANTIC AREA	4,710	4,784	4,816	4,839	4,876	4,888	4,887	0.0%	5.6%	6.4%
KEYSTONE AREA	5,692	5,736	5,782	5,854	5,865	5,871	5,862	-0.2%	4.0%	4.3%
HEARTLAND AREA	4,099	4,113	4,133	4,157	4,163	4,163	4,135	-0.7%	-0.3%	-0.9%
SOUTH ATLANTIC AREA	4,423	4,436	4,500	4,562	4,581	4,631	4,693	1.3%	7.9%	9.9%

TOTAL AREAS	49,803	50,252	50,657	51,092	51,441	51,979	52,119	0.3%	4.8%	6.0%

OTHER (CLOSED, ETC.)	27	25	26	26	25	24	21	-12.5%	-30.0%	-34.4%

TOTAL AHOM	49,830	50,277	50,683	51,118	51,466	52,003	52,140	0.3%	4.8%	5.9%
# OF CAPPED MEDICARE PATIENTS	8,171	7,949	7,961	7,892	7,838	7,897	8,223
NET AHOM CENSUS	41,659	42,328	42,722	43,226	43,628	44,106	43,917

AHOM OXYGEN REVENUE PER PATIENT (Including capped patients)	155.82	155.09	153.91	155.70	154.61	152.55	151.40

AHOM OXYGEN REVENUE PER PATIENT (excluding capped patients)	186.38	184.21	182.59	184.12	182.39	179.86	179.75

Schedule A, Page 8
American HomePatient, Inc.
Oxygen Census by Area

								% Change vs.	% Change vs.	% Change vs.
	Mar-09	Apr-09	May-09	Jun-09	Jul-09	Aug-09	Sep-09	Prior Month	Dec-08	PY Month

Joint Venture Census:
ROCK HILL JV	488	493	492	492	496	497	494	-0.6%	2.1%	0.2%
SPRUCE PINE JV	1,030	1,050	1,072	1,059	1,062	1,063	1,073	0.9%	5.1%	7.5%
HICKORY JV	705	708	703	707	710	697	697	0.0%	-1.6%	-6.3%
DELMARVA JV	792	802	817	816	817	805	812	0.9%	5.9%	8.0%
MONTGOMERY JV	365	375	383	400	405	400	397	-0.7%	18.2%	14.4%
SANFORD JV	195	202	199	203	209	210	208	-1.0%	4.0%	7.2%
LITTLE ROCK JV	769	762	771	772	788	793	793	0.0%	0.4%	2.5%
SHARED CARE	272	275	279	287	293	304	300	-1.3%	7.5%	6.0%
LINCOLN JV	1,889	1,892	1,923	1,948	1,951	1,953	1,935	-0.9%	5.7%	5.7%

TOTAL JV	6,505	6,559	6,639	6,684	6,731	6,722	6,709	-0.2%	4.6%	4.6%
# OF CAPPED MEDICARE PATIENTS	1,256	1,210	1,188	1,172	1,155	1,132	1,123
NET JV CENSUS	5,249	5,349	5,451	5,512	5,576	5,590	5,586

GRAND TOTAL	56,335	56,836	57,322	57,802	58,197	58,725	58,849	0.2%	4.8%	5.8%
# OF CAPPED MEDICARE PATIENTS	9,427	9,159	9,149	9,064	8,993	9,029	9,346
GRAND TOTAL, NET OF CAPPED	46,908	47,677	48,173	48,738	49,204	49,696	49,503

Schedule B
American HomePatient, Inc.
CPAP Supply Reporting — Traditional Sales
June 2009
Note: Items with borders were added to the schedule in June.

											ver 8.26.09
											Sep-09
											Reforecast
	Ref.	Jan-09	Feb-09	Mar-09	Apr-09	May-09	Jun-09	Jul-09	Aug-09	Sep-09	Model

# of Business Days		21	20	22	22	20	22	22	21	21	21

Patient / Call Data (per call application)
Total active patient population — (Note 1)		132,502	134,005	135,401	130,812	128,657	122,054	128,709	122,994	121,538	130,536
“1951” Patients — (Note 2)		117,233	117,737	118,288	114,733	114,302	112,852	112,678	111,315	109,948

Data excludes “1951” patients:
# of active patients eligible for resupply — (Note 3)	A	86,936	84,820	96,701	89,347	83,393	71,983	75,128	73,882	69,438	72,486
# of unique active patients contacted	B	34,026	34,910	38,319	43,809	47,607	58,383	62,203	63,114	61,199
# of unique active patients worked but not contacted - (Note 4)		2,901	2,830	3,971	4,511	4,178	10,690	7,733	6,239	5,311
# of patient initiated contacts — (Note 5)		11,779	11,354	3,873	1,780	1,499	1,505	1,048	2,352	754

Total number of active patients contacted or worked	B1	48,706	49,094	46,163	50,100	53,284	70,578	70,984	71,705	67,264	73,937
% of active patients eligible for resupply contacted or worked	B1 / A	56.0%	57.9%	47.7%	56.1%	63.9%	98.0%	94.5%	97.1%	96.9%	102.0%

Total # of outbound calls logged	C	63,049	64,039	76,245	80,086	85,020	102,546	119,365	128,420	113,299
Calls made per unique patient contacted	C / B	1.85	1.83	1.99	1.83	1.79	1.76	1.92	2.03	1.85

Order / Revenue Data
Total # of orders shipped	D	15,106	14,101	16,548	15,668	18,198	19,541	20,681	19,226	18,670	22,011
# of shipments per day		719	705	752	712	910	888	940	916	889	1,048

% representing Medicare orders		38.9%	40.9%	43.4%	39.6%	37.9%	37.5%	36.7%	36.7%	38.2%	36.0%
% representing BC/BS orders				20.8%	23.4%	23.2%	24.3%	24.2%	23.9%	23.9%	23.5%
% representing other commercial orders		61.1%	59.1%	35.9%	37.0%	38.8%	38.2%	39.0%	39.4%	37.9%	40.5%

		100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

% representing Medicare kitting orders		30.2%	31.6%	34.3%	31.1%	30.2%	30.6%	29.6%	29.2%	31.3%
% representing commercial kitting orders		17.6%	17.0%	17.7%	20.4%	22.6%	23.9%	22.3%	20.9%	20.6%
% representing non-kitting orders		52.2%	51.4%	48.0%	48.5%	47.2%	45.5%	48.1%	50.0%	48.1%

		100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Average revenue per order — Blended		$205.13	$213.71	$222.59	$217.38	$214.49	$219.29	$213.41	$208.52	$213.03	$213.87
Average revenue per order — Medicare		$275.02	$279.63	$288.89	$285.45	$287.25	$291.20	$288.62	$286.02	$288.31	$289.02
Average revenue per order — BC/BS				$191.22	$191.89	$186.45	$192.65	$183.30	$177.63	$176.11	$187.47
Average revenue per order — other commercial		$160.57	$168.08	$160.61	$160.69	$160.25	$165.64	$161.29	$155.19	$160.60	$162.39

Revenue generated per call center	E	$3,098,736	$3,013,494	$3,683,391	$3,405,941	$3,903,379	$4,285,152	$4,413,632	$4,008,962	$3,977,252	$4,507,605

Call center open orders (end of month balance)		$757,547	$708,891	$701,586	$1,129,656	$924,482	$785,398	$727,626	$793,829	$936,538

Days in open		5.1	4.7	4.2	7.3	4.7	4.0	3.6	4.2	4.9

Total # of orders taken (per production report)		16,667	15,103	17,431	17,886	18,245	21,631	22,008	20,927	21,378

Caller Productivity
Total # of Call Specialists (end of month count)	F	74	75	80	87	92	121	121	115	116	120
# Outbound calls per Call Specialist	C / F	852	854	953	921	924	847	986	1,117	977
# of calls per business day per Call Specialist		41	43	43	42	46	39	45	53	47
# of calls per business hour per Call Specialist		5.1	5.3	5.4	5.2	5.8	4.8	5.6	6.6	5.8

# of orders taken per Call Specialist		225	201	218	206	198	179	182	182	184

# of orders billed per Call Specialist	D / F	204	188	207	180	198	161	171	167	161	183
Caller conversion rate	D / B1	31.0%	28.7%	35.8%	31.3%	34.2%	27.7%	29.1%	26.8%	27.8%	29.8%

Revenue per month per Call Specialist	E / F	$41,875	$40,180	$46,042	$39,149	$42,428	$35,414	$36,476	$34,861	$34,287	$37,563
Revenue per business day per Call Specialist		$1,994	$2,009	$2,093	$1,779	$2,121	$1,610	$1,658	$1,660	$1,633	$1,789

Note (1)	-	Total active patient population includes all supply patients eligible to receive supplies in the current month or in a future period that are compliant with their CPAP device and are not listed as a do not call, disconnected number, excluded insurance and credit limit has been exceeded. 1951 patients have been excluded from this category.

Note (2)	-	“1951” patients are patients without a CPAP related order transaction but have a OSA diagnosis in the customer record.

Note (3)	-	Active patients eligible for resupply are compliant CPAP device patients eligible for resupply in the current month. Also includes eligible patients from previous months that have not yet been contacted.

Note (4)	-	Number of unique active patients worked but not contacted represent current month patients marked as a “did not call” due to various reason codes. Reason codes include such items as credit limit reached, ended CPAP use, out of network, etc.

Note (5)	-	Number of patient initiated contacts represents current month patients eligible for resupply that called in for a reorder, returned calls from messages left on outbound calls, or patients visiting or calling branch directly.

American HomePatient, Inc.	Schedule C
Impact of PAP Policy
As of September 30, 2009
Status of CPAP Patients Subject to PAP Policy*

Number of Non-Compliant Patients	3,474
Number of Compliant Patients	2,998
Number of Patients without Initial CMN	412

Total Number of Patients Subject to PAP Policy	6,884

Compliance Rate	44%

*	Includes only patients over 90 days on service.
Complaince Rate by Patient’s Original Month of Service

November	44.3%
December	44.9%
January	49.5%
February	50.9%
March	46.4%
April	46.5%
May	42.4%
June	37.3%
Revenue Impact

	Current
	Month	YTD

Revenue Impact of Non-Compliance	$312,660	$1,306,080

American HomePatient, Inc.
Trended Monthly Summary Income Statements
September 2009
(000s except for EPS)

	SEP-08	OCT-08	NOV-08	DEC-08	JAN-09	FEB-09	MAR-09	APR-09	MAY-09	JUN-09	JUL-09	AUG-09	SEP-09	YTD-09

Sales Revenue	9,416	9,590	8,299	10,432	8,606	8,081	8,870	8,403	8,727	9,056	9,448	8,663	8,817	78,671
Rental Revenue	14,109	14,121	14,058	14,355	11,412	11,834	12,833	11,612	11,559	11,595	11,672	11,696	11,513	105,726
Revenue Deductions	(1,079)	(1,024)	(1,045)	(983)	(1,045)	(1,043)	(1,238)	(1,077)	(1,118)	(1,071)	(1,010)	(952)	(854)	(9,408)
% of Gross Revenue	4.6%	4.3%	4.7%	4.0%	5.2%	5.2%	5.7%	5.4%	5.5%	5.2%	4.8%	4.7%	4.2%	5.1%

Net Revenue	22,445	22,688	21,312	23,804	18,973	18,873	20,465	18,939	19,168	19,581	20,110	19,406	19,475	174,989

Cost of Sales	4,820	4,971	4,247	6,080	4,509	4,183	4,270	4,153	4,064	4,297	4,536	4,175	4,399	38,586
% of Sales Revenue	51.2%	51.8%	51.2%	58.3%	52.4%	51.8%	48.1%	49.4%	46.6%	47.4%	48.0%	48.2%	49.9%	49.0%

Cost of Rentals (including Rental Equipment Depreciation)	2,639	2,816	2,706	2,695	2,613	2,464	2,522	2,466	2,344	2,553	2,515	2,455	2,652	22,582
% of Rental Revenue	18.7%	19.9%	19.2%	18.8%	22.9%	20.8%	19.6%	21.2%	20.3%	22.0%	21.5%	21.0%	23.0%	21.4%

Gross Margin	14,987	14,901	14,359	15,030	11,852	12,226	13,674	12,320	12,760	12,731	13,059	12,776	12,425	113,822
% of Net Revenue	66.8%	65.7%	67.4%	63.1%	62.5%	64.8%	66.8%	65.1%	66.6%	65.0%	64.9%	65.8%	63.8%	65.0%

Operating Expenses	10,405	11,141	10,529	10,947	10,829	10,177	10,652	10,393	10,267	10,530	10,637	10,333	10,041	93,859
% of Net Revenue	46.4%	49.1%	49.4%	46.0%	57.1%	53.9%	52.1%	54.9%	53.6%	53.8%	52.9%	53.2%	51.6%	53.6%

Bad Debt Expense	445	85	334	194	(7)	646	590	432	373	44	240	245	26	2,589
% of Net Revenue	2.0%	0.4%	1.6%	0.8%	0.0%	3.4%	2.9%	2.3%	1.9%	0.2%	1.2%	1.3%	0.1%	1.5%

G&A Expenses	1,695	1,674	1,673	1,974	1,719	1,676	1,700	1,683	1,617	1,685	1,649	1,699	1,619	15,047
% of Net Revenue	7.6%	7.4%	7.8%	8.3%	9.1%	8.9%	8.3%	8.9%	8.4%	8.6%	8.2%	8.8%	8.3%	8.6%

Depreciation (Non-Rental) & Amortization	324	337	342	333	337	318	338	323	328	332	325	340	346	2,988

Earnings from Joint Ventures	(618)	(612)	(502)	(681)	(357)	(323)	(444)	(400)	(497)	(488)	(470)	(426)	(479)	(3,885)

Total Expenses	12,250	12,625	12,376	12,766	12,521	12,494	12,836	12,431	12,088	12,103	12,382	12,191	11,553	110,598
% of Net Revenue	54.6%	55.6%	58.1%	53.6%	66.0%	66.2%	62.7%	65.6%	63.1%	61.8%	61.6%	62.8%	59.3%	63.2%

Operating Profit	2,736	2,276	1,983	2,263	(669)	(268)	838	(111)	672	628	677	586	872	3,223
% of Net Revenue	12.2%	10.0%	9.3%	9.5%	-3.5%	-1.4%	4.1%	-0.6%	3.5%	3.2%	3.4%	3.0%	4.5%	1.8%

Interest Expense, net	1,285	1,299	1,255	1,307	1,331	1,188	1,347	1,234	1,313	1,274	1,312	1,321	1,279	11,600
Loss (Gain) on Sale of Centers	—	—	—	183	—	(184)	84	(0)	—	—	(10)	(2)	—	(112)
Other (Income) Expense	14	(4)	(4)	(381)	(4)	(8)	127	(2)	(3)	(93)	(3)	(3)	(397)	(388)
Change of Control Expense	(3)	—	—	(3)	—	—	(3)	—	—	(3)	—	—	(3)	(10)
Debt Refinancing Expense	—	—	—	—	12	19	0	—	93	99	114	334	38	709

Pre-Tax Income	1,440	982	731	1,159	(2,008)	(1,282)	(716)	(1,343)	(731)	(649)	(737)	(1,065)	(45)	(8,576)
% of Net Revenue	6.4%	4.3%	3.4%	4.9%	-10.6%	-6.8%	-3.5%	-7.1%	-3.8%	-3.3%	-3.7%	-5.5%	-0.2%	-4.9%

Tax Provision	86	463	463	436	422	422	320	422	422	422	422	422	430	3,703

Net Income	1,355	519	268	723	(2,430)	(1,704)	(1,036)	(1,765)	(1,153)	(1,071)	(1,159)	(1,487)	(475)	(12,279)

% of Net Revenue	6.0%	2.3%	1.3%	3.0%	-12.8%	-9.0%	-5.1%	-9.3%	-6.0%	-5.5%	-5.8%	-7.7%	-2.4%	-7.0%
Weighted Average Common Shares Outstanding	17,714	17,573	17,573	17,573	17,573	17,573	17,573	17,573	17,573	17,573	17,573	17,573	17,573	17,573
Diluted Earnings Per Share	0.08	0.03	0.02	0.04	(0.14)	(0.10)	(0.06)	(0.10)	(0.07)	(0.06)	(0.07)	(0.08)	(0.03)	(0.70)

EBITDA Calculation:
Net Income	1,355	519	268	723	(2,430)	(1,704)	(1,036)	(1,765)	(1,153)	(1,071)	(1,159)	(1,487)	(475)	(12,279)
Add: Interest Expense, net	1,285	1,299	1,255	1,307	1,331	1,188	1,347	1,234	1,313	1,274	1,312	1,321	1,279	11,600
Add: Rental Equipment Depreciation	2,037	2,111	2,094	2,057	2,017	1,863	1,814	1,834	1,757	1,790	1,791	1,785	1,992	16,643
Add: Depreciation (Non-Rental) and Amortization	324	337	342	333	337	318	338	323	328	332	325	340	346	2,988
Add: Tax Provision	86	463	463	436	422	422	320	422	422	422	422	422	430	3,703
Add: Change of Control Expense	(3)	—	—	(3)	—	—	(3)	—	—	(3)	—	—	(3)	(10)
Add: Debt Financing Expense	—	—	—	—	12	19	0	—	93	99	114	334	38	709
Less: Gain on Sale of Centers	—	—	—	183	—	(184)	84	(0)	—	—	(10)	(2)	—	(112)

EBITDA	5,083	4,729	4,423	5,035	1,689	1,922	2,863	2,049	2,760	2,844	2,796	2,713	3,607	23,243

% of Net Revenue	22.6%	20.8%	20.8%	21.1%	8.9%	10.2%	14.0%	10.8%	14.4%	14.5%	13.9%	14.0%	18.5%	13.3%

American HomePatient, Inc.
Trended Quarterly Summary Income Statements
September 2009
(000s) except for EPS

	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009

Sales Revenue	26,408	28,321	25,557	26,187	26,927
Rental Revenue	42,464	42,535	36,079	34,767	34,881
Revenue Deductions	(3,231)	(3,051)	(3,325)	(3,266)	(2,816)
% of Gross Revenue	4.7%	4.3%	5.4%	5.4%	4.6%

Net Revenue	65,641	67,804	58,311	57,687	58,992

Cost of Sales	13,562	15,298	12,961	12,514	13,110
% of Sales Revenue	51.4%	54.0%	50.7%	47.8%	48.7%

Cost of Rentals (including Rental Equipment Depreciation)	8,397	8,217	7,598	7,362	7,622
% of Rental Revenue	19.8%	19.3%	21.1%	21.2%	21.9%

Gross Margin	43,682	44,289	37,751	37,810	38,260
% of Net Revenue	66.5%	65.3%	64.7%	65.5%	64.9%

Operating Expenses	32,562	32,617	31,659	31,190	31,011
% of Net Revenue	49.6%	48.1%	54.3%	54.1%	52.6%

Bad Debt Expense	1,284	614	1,228	850	511
% of Net Revenue	2.0%	0.9%	2.1%	1.5%	0.9%

G&A Expenses	4,926	5,320	5,095	4,985	4,967
% of Net Revenue	7.5%	7.8%	8.7%	8.6%	8.4%

Depreciation (Non-Rental) & Amortization	1,006	1,012	993	984	1,012

Earnings from Joint Ventures	(1,639)	(1,796)	(1,124)	(1,386)	(1,375)

Total Expenses	38,138	37,767	37,850	36,622	36,126
% of Net Revenue	58.1%	55.7%	64.9%	63.5%	61.2%

Operating Profit	5,544	6,522	(99)	1,189	2,134
% of Net Revenue	8.4%	9.6%	-0.2%	2.1%	3.6%

Interest Expense, net	3,944	3,860	3,866	3,822	3,912
Loss (Gain) on Sale of Centers	7	183	(100)	(0)	(11)
Other (Income) Expense	1	(389)	114	(99)	(403)
Change of Control Expense	(3)	(3)	(3)	(3)	(3)
Debt Refinancing Expense	—	—	31	192	486

Pre-Tax Income	1,595	2,871	(4,006)	(2,723)	(1,847)
% of Net Revenue	2.4%	4.2%	-6.9%	-4.7%	-3.1%

Tax Provision	1,012	1,362	1,164	1,266	1,274

Net Income	583	1,510	(5,170)	(3,989)	(3,120)

% of Net Revenue	0.9%	2.2%	-8.9%	-6.9%	-5.3%
Weighted Average Common Shares Outstanding	17,714	17,573	17,573	17,573	17,573
Diluted Earnings Per Share	0.03	0.09	(0.29)	(0.23)	(0.18)

EBITDA Calculation:
Net Income	583	1,510	(5,170)	(3,989)	(3,120)
Add: Interest Expense, net	3,944	3,860	3,866	3,822	3,912
Add: Rental Equipment Depreciation	6,236	6,263	5,694	5,381	5,568
Add: Depreciation (Non-Rental) and Amortization	1,006	1,012	993	984	1,012
Add: Tax Provision	1,012	1,362	1,164	1,266	1,274
Add: Change of Control Expense	(3)	(3)	(3)	(3)	(3)
Add: Debt Financing Expense	—	—	31	192	486
Less: Gain on Sale of Centers	7	183	(100)	(0)	(11)

EBITDA	12,784	14,186	6,474	7,652	9,117

% of Net Revenue	19.5%	20.9%	11.1%	13.3%	15.5%

American HomePatient, Inc.
Balance Sheet Comparison Actual to Budget & Prior Year

	Actual	Actual	Budget
	Sep 30, 09	Sep 30, 08	Sep 30, 09

Cash & Equivalents	23,920	19,897	16,085
Restricted Cash	250	250	250
Accounts Receivable, Net	26,523	35,752	34,942
Days Sales Outstanding	40.8	50.0	50.0
Inventories, Net	11,539	11,054	10,705
Inventory Turns	4.5	4.9	5.6
Prepaid Expenses and Other Current Assets	5,673	6,593	3,762

Total Current Assets	67,906	73,546	65,743

Property and Equipment, Net	29,985	34,248	29,033
Goodwill	122,093	122,093	122,093
Investment-JVs, Net Of Advances	3,825	7,537	7,537
Other Non-Current	16,110	15,979	16,742

Total Non-Current Assets	172,012	179,857	175,405

Total Assets	239,918	253,404	241,148

Current Portion-Long Term Debt	226,409	234,977	227,759
Accounts Payable-Trade (Note A)	15,800	14,221	16,497
Days Payables Outstanding	53.1	45.1	51.0
Other Payables	644	796	878
Short-Term Note Payable	250	0	—
Deferred Revenue	5,224	6,461	6,428
Accrued Expenses:
Payroll and related benefits	6,913	6,676	7,249
Insurance, including self-insurance	5,904	6,088	5,531
Other	3,632	3,176	1,563

Total Current Liabilities	264,776	272,396	265,906

Long Term Debt and Capital Leases	12	64	51
Deferred tax liability	11,029	6,760	10,296
Other Non-Current Liabilities	4	51	8

Total Non-Current Liabilities	11,046	6,874	10,355

Total Liabilities	275,822	279,270	276,261

Minority Interest	436	484	462
Common Stock, Paid-In Capital	177,120	176,740	176,964
Retained Earnings	(201,581)	(202,098)	(201,679)
Current Year Income	(11,879)	(993)	(10,859)

Total Equity	(36,340)	(26,351)	(35,574)

Total Liabilities & Equity	239,918	253,404	241,148

Note A: Includes Med One Lease Balance	2,551	952

American HomePatient, Inc.
Balance Sheet — Trended

	Actual	Actual	Actual	Actual	Actual	Actual
	Dec 31, 08	Mar 31, 09	Jun 30, 09	Jul 31, 09	Aug 31, 09	Sep 30, 09

Cash & Equivalents	13,488	12,769	18,141	19,702	25,750	23,920
Restricted Cash	250	250	250	250	250	250
Accounts Receivable, Net	38,284	32,191	29,968	28,073	26,957	26,523
Days Sales Outstanding	51.3	50.8	47.5	43.4	41.4	40.8
Inventories, Net	10,789	8,705	12,374	10,494	9,795	11,539
Inventory Turns	5.7	6.0	4.0	4.9	5.3	4.5
Prepaid Expenses and Other Current Assets	10,640	7,253	6,531	6,976	5,803	5,673

Total Current Assets	73,451	61,168	67,265	65,495	68,555	67,906

Property and Equipment, Net	32,042	30,838	30,486	30,397	30,118	29,985
Goodwill	122,093	122,093	122,093	122,093	122,093	122,093
Investment-JVs, Net Of Advances	8,705	7,956	5,035	3,992	4,131	3,825
Other Non-Current	18,236	16,452	16,109	15,943	15,795	16,110

Total Non-Current Assets	181,076	177,339	173,723	172,425	172,137	172,012

Total Assets	254,527	238,507	240,988	237,921	240,693	239,918

Current Portion-Long Term Debt	234,259	227,755	226,505	226,411	226,410	226,409
Accounts Payable-Trade (Note A)	11,990	11,930	14,505	15,524	17,321	15,800
Days Payables Outstanding	38.8	39.9	49.0	52.3	58.1	53.1
Other Payables	878	842	900	947	1,031	644
Short-Term Note Payable	0	—	—	413	332	250
Deferred Revenue	6,261	5,096	5,192	5,192	5,192	5,224
Accrued Expenses:
Payroll and related benefits	10,302	5,372	7,895	5,555	6,181	6,913
Insurance, including self-insurance	5,531	5,861	5,936	5,593	5,594	5,904
Other	1,563	1,927	3,325	2,322	3,825	3,570

Total Current Liabilities	270,783	258,784	264,257	261,956	265,884	264,776

Long Term Debt and Capital Leases	51	38	25	21	17	12
Deferred Tax Liability	7,841	8,910	9,966	10,318	10,670	11,029
Other Non-Current Liabilities	8	5	5	5	5	4

Total Non-Current Liabilities	7,900	8,952	9,996	10,343	10,691	11,046

Total Liabilities	278,683	267,736	274,253	272,300	276,575	275,822

Minority Interest	462	476	418	441	404	436
Common Stock, Paid-In Capital	176,963	177,045	177,057	177,078	177,099	177,120
Retained Earnings	(202,098)	(201,581)	(201,581)	(201,581)	(201,581)	(201,581)
Current Year Income	517	(5,170)	(9,159)	(10,317)	(11,805)	(11,879)

Total Equity	(24,618)	(29,706)	(33,683)	(34,820)	(36,287)	(36,340)

Total Liabilities & Equity	254,527	238,507	240,988	237,921	240,693	239,918

Note A: Includes Med One Lease Balance	341	1,153	2,270	2,912	3,210	2,551

American HomePatient, Inc.
Detail of Revenue Compared to Budget
September 2009

	Month			QTD			YTD
	Actual	Budget	Fav(Unfav)	Actual	Budget	Fav(Unfav)	Actual	Budget	Fav(Unfav)

Sales:

Aermeds	1,183	1,135	48	3,524	3,460	63	10,096	10,471	(375)
CPAP	841	848	(8)	2,444	2,581	(138)	7,109	7,651	(542)
CPAP Supplies	3,971	4,107	(137)	12,486	12,105	381	34,826	34,534	292
CPAP Supplies FSS	56	267	(211)	140	729	(589)	408	1,315	(907)
CPAP Supplies DRA	15	306	(291)	32	809	(777)	78	1,373	(1,295)
Total CPAP Supplies	4,041	4,680	(639)	12,658	13,643	(986)	35,311	37,222	(1,911)
Total CPAP	4,882	5,528	(646)	15,101	16,225	(1,123)	42,420	44,873	(2,453)
Other Respiratory Sales	337	384	(46)	956	1,170	(214)	3,128	3,581	(452)

Respiratory Sales	6,402	7,047	(645)	19,581	20,855	(1,274)	55,644	58,925	(3,280)

Enteral	1,094	1,201	(107)	3,327	3,661	(334)	10,328	10,926	(598)
Other Infusion Sales	740	782	(42)	2,241	2,389	(148)	6,707	7,264	(557)

Infusion Sales	1,834	1,983	(149)	5,567	6,050	(483)	17,035	18,190	(1,154)

Diabetes Supplies	73	35	38	188	107	81	472	319	153
Other HME/Misc Sales	507	889	(381)	1,591	2,710	(1,119)	5,519	8,197	(2,678)

HME/Misc Sales	580	924	(343)	1,779	2,817	(1,039)	5,991	8,517	(2,525)

Total Sales Revenue	8,817	9,954	(1,138)	26,927	29,722	(2,795)	78,671	85,631	(6,960)

Rentals:

Oxygen	7,883	8,382	(499)	23,774	25,074	(1,301)	70,306	72,552	(2,246)
CPAP	2,300	2,796	(496)	6,983	8,392	(1,409)	21,272	24,506	(3,233)
Ventilators	173	80	93	504	240	264	1,543	930	613
Other Respiratory Rentals	444	471	(27)	1,331	1,413	(82)	4,065	4,302	(237)
Deferred revenue — Respiratory	(30)	—	(30)	(30)	—	(30)	965	—	965

Respiratory Rentals	10,770	11,729	(959)	32,561	35,119	(2,558)	98,152	102,289	(4,137)

Infusion Rentals	48	58	(10)	148	174	(26)	460	522	(62)

HME/Misc Rentals	698	823	(125)	2,174	2,470	(296)	7,042	7,698	(656)
Deferred revenue — HME	(2)	—	(2)	(2)	—	(2)	73	—	73

HME Rentals	696	823	(128)	2,172	2,470	(298)	7,114	7,698	(583)

Total Rental Revenue	11,513	12,610	(1,097)	34,881	37,763	(2,882)	105,726	110,509	(4,783)

Gross Revenue	20,330	22,564	(2,235)	61,808	67,485	(5,677)	184,397	196,140	(11,743)

Revenue Deductions	854	1,106	252	2,816	3,307	490	9,408	9,802	395
% of Gross Revenue	4.2%	4.9%		4.6%	4.9%		5.1%	5.0%

Net Revenue	19,475	21,459	(1,983)	58,992	64,178	(5,187)	174,989	186,338	(11,349)

American HomePatient, Inc.
Trended Detail of Revenue
September 2009

	SEP-08	OCT-08	NOV-08	DEC-08	JAN-09	FEB-09	MAR-09	APR-09	MAY-09	JUN-09	JUL-09	AUG-09	SEP-09	YTD-09

Sales:

Aermeds	1,197	1,189	981	1,280	1,161	1,036	996	1,150	1,059	1,170	1,211	1,130	1,183	10,096
CPAP	984	880	729	1,014	786	784	815	743	742	794	848	755	841	7,109
CPAP Supplies	3,425	3,734	3,231	4,413	3,263	3,273	3,846	3,531	4,116	4,312	4,506	4,009	3,971	34,826
CPAP Supplies FSS	23	28	29	18	36	38	36	37	39	81	49	35	56	408
CPAP Supplies DRA	—	—	—	24	4	10	5	6	8	14	14	4	15	78
Total CPAP Supplies	3,449	3,762	3,261	4,455	3,303	3,321	3,887	3,573	4,163	4,406	4,569	4,047	4,041	35,311
Total CPAP	4,433	4,642	3,990	5,469	4,090	4,105	4,703	4,317	4,905	5,200	5,417	4,802	4,882	42,420
Other Respiratory Sales	377	427	354	467	403	399	366	377	346	281	311	308	337	3,128

Respiratory Sales	6,007	6,258	5,324	7,216	5,654	5,539	6,065	5,844	6,310	6,651	6,939	6,240	6,402	55,644

Enteral	1,349	1,284	1,204	1,307	1,254	1,108	1,221	1,180	1,133	1,106	1,142	1,090	1,094	10,328
Other Infusion Sales	936	965	875	972	871	738	810	712	652	683	769	732	740	6,707

Infusion Sales	2,285	2,249	2,079	2,279	2,125	1,846	2,031	1,892	1,785	1,789	1,911	1,822	1,834	17,035

Diabetes Supplies	26	37	34	36	36	37	48	44	54	66	56	59	73	472
Other HME/Misc Sales	1,098	1,046	861	901	791	658	727	624	578	551	542	542	507	5,519

HME/Misc Sales	1,124	1,083	895	937	827	695	775	668	632	617	598	600	580	5,991

Total Sales Revenue	9,416	9,590	8,299	10,432	8,606	8,081	8,870	8,403	8,727	9,056	9,448	8,663	8,817	78,671

Rentals:

Oxygen	9,746	9,711	9,723	9,838	7,309	7,902	7,764	7,797	7,800	7,959	7,957	7,933	7,883	70,306
CPAP	2,802	2,762	2,714	2,702	2,550	2,421	2,397	2,332	2,309	2,281	2,315	2,368	2,300	21,272
Ventilators	173	163	176	174	175	168	162	174	167	193	165	167	173	1,543
Other Respiratory Rentals	488	479	471	481	457	454	468	446	455	455	436	450	444	4,065
Deferred revenue — Respiratory	(115)	—	—	186	—	—	1,083	—	—	(88)	—	—	(30)	965

Respiratory Rentals	13,094	13,115	13,083	13,381	10,492	10,946	11,873	10,749	10,732	10,800	10,874	10,918	10,770	98,152

Infusion Rentals	74	57	55	58	58	50	54	51	49	49	49	51	48	460

HME/Misc Rentals	950	950	920	902	862	838	824	812	778	753	749	728	698	7,042
Deferred revenue — HME	(9)	—	—	14	—	—	82	—	—	(7)	—	—	(2)	73

HME Rentals	941	950	920	916	862	838	906	812	778	746	749	728	696	7,114

Total Rental Revenue	14,109	14,121	14,058	14,355	11,412	11,834	12,833	11,612	11,559	11,595	11,672	11,696	11,513	105,726

Gross Revenue	23,525	23,711	22,357	24,787	20,018	19,915	21,703	20,015	20,286	20,652	21,120	20,359	20,330	184,397

Revenue Deductions	1,079	1,024	1,045	983	1,045	1,043	1,238	1,077	1,118	1,071	1,010	952	854	9,408
% of Gross Revenue	4.6%	4.3%	4.7%	4.0%	5.2%	5.2%	5.7%	5.4%	5.5%	5.2%	4.8%	4.7%	4.2%	5.1%

Net Revenue	22,445	22,688	21,312	23,804	18,973	18,873	20,465	18,939	19,168	19,581	20,110	19,406	19,475	174,989

American HomePatient, Inc.
Revenue Growth Analysis
September 2009
(In Thousands)

	Current Month						Quarter To Date						Year-To-Date
		Reimb	Sold / Closed		Prior			Reimb	Sold / Closed		Prior			Reimb	Sold / Closed		Prior
	Actual	Cuts	Loc. (Note A)	Adjusted	Year	Growth %	Actual	Cuts	Loc. (Note A)	Adjusted	Year	Growth %	Actual	Cuts	Loc. (Note A)	Adjusted	Year	Growth %

Oxygen	7,883	1,947		9,830	9,746	0.9%	23,774	6,020		29,794	29,047	2.6%	70,306	19,068		89,374	86,645	3.1%

AerMeds	1,183			1,183	1,197	-1.2%	3,524			3,524	3,289	7.2%	10,096			10,096	12,782	-21.0%

CPAP Units	3,140	111		3,251	3,786	-14.1%	9,427	327		9,754	10,966	-11.1%	28,382	1,000		29,381	32,976	-10.9%
CPAP Supplies	4,041	143		4,184	3,449	21.3%	12,658	455		13,113	9,381	39.8%	35,311	1,257		36,567	25,976	40.8%

Total CPAP	7,181	254	—	7,435	7,235	2.8%	22,084	782	—	22,866	20,346	12.4%	63,692	2,256	—	65,948	58,952	11.9%

Enteral	1,094	40		1,134	1,349	-15.9%	3,327	122	—	3,449	3,918	-12.0%	10,328	376	—	10,704	11,720	-8.7%
All Other Infusion	788		—	788	1,010	-22.0%	2,389		—	2,389	3,033	-21.2%	7,167		658	7,825	9,979	-21.6%

Total Infusion	1,882	40	—	1,922	2,359	-18.5%	5,715	122	—	5,837	6,951	-16.0%	17,495	376	658	18,529	21,699	-14.6%

HME	1,276	21	—	1,297	2,065	-37.2%	3,951	65	—	4,016	6,331	-36.6%	13,106	207	—	13,313	20,206	-34.1%

All Other	956			956	1,046	-8.6%	2,793			2,793	3,031	-7.9%	8,664			8,664	10,076	-14.0%

Deferred revenue	(32)			(32)	(124)		(32)			(32)	(124)		1,037			1,037	(196)

Total Gross Revenue	20,330	2,262	—	22,592	23,525	-4.0%	61,808	6,989	—	68,797	68,872	-0.1%	184,397	21,906	658	206,961	210,163	-1.5%

Revenue Deductions	854	95	—	949	1,079	-12.1%	2,816	320	—	3,136	3,231	-2.9%	9,408	1,123	(14)	10,517	11,114	-5.4%

Net Revenue	19,475	2,167	—	21,642	22,445	-3.6%	58,992	6,669	—	65,661	65,641	0.0%	174,989	20,783	672	196,444	199,049	-1.3%

Note (A): Little Rock Infusion was sold effective 4/1/08.

American HomePatient, Inc.
Field Productivity by Area
Monthly Adjusted Personnel Cost has been Adjusted for the Impact of 30 vs 31 day Calendar Month.
September 2009
Analysis Criteria:
(1)	Adj Pers Costs include salaries, payroll accrual and contract labor. Excludes selling salaries, commissions, P/R taxes & benefits, car allowances, severance expense and employee awards.

(2)	Adjusted Net Sales and Rents excludes Aermeds revenue, Heartland injectible revenue, and Connecticut Insulin Pump revenue

							Annualized Personnel Expense
	Current Month Adjusted Personnel as a % of						(Under) Over 14.5% of Adj.
	Average Monthly Net Sales and Rents (rolling 3 months)						Net Sales and Rents
Area	Apr-09	May-09	Jun-09	Jul-09	Aug-09	Sep-09	Apr-09	May-09	Jun-09	Jul-09	Aug-09	Sep-09

Keystone Area	13.6%	13.2%	13.2%	13.4%	13.0%	12.7%	(205,378)	(305,335)	(304,855)	(246,012)	(357,390)	(404,012)
Mid Atlantic Area	12.9%	12.2%	12.1%	12.7%	11.8%	11.4%	(358,205)	(516,006)	(538,991)	(418,191)	(637,304)	(739,386)
Midsouth Area	16.1%	15.1%	15.6%	15.4%	14.2%	14.3%	243,972	88,486	180,824	151,739	(53,150)	(31,283)
NY/New England Area	16.0%	16.1%	16.4%	15.7%	15.1%	14.8%	318,685	334,040	398,842	252,769	125,086	63,227
South Atlantic Area	14.5%	14.1%	13.8%	13.5%	12.3%	12.6%	(2,439)	(66,638)	(126,969)	(176,094)	(390,386)	(337,494)
Southeast Area	15.6%	15.6%	15.5%	16.1%	15.3%	15.3%	270,284	282,642	262,052	396,765	210,368	210,489
Central States Area	15.0%	14.8%	14.8%	15.2%	14.6%	14.7%	104,146	74,974	75,469	158,962	23,310	54,240
Far West Area	17.3%	16.8%	15.4%	16.5%	14.5%	15.1%	485,057	406,414	164,021	367,326	(7,096)	108,368
Kentucky Area	13.3%	12.1%	11.5%	11.4%	10.7%	11.7%	(57,291)	(129,934)	(179,710)	(199,530)	(240,008)	(166,264)
Heartland Area	13.7%	13.5%	13.3%	14.2%	13.2%	13.1%	(191,792)	(257,659)	(296,711)	(70,536)	(331,219)	(348,613)
South Texas Area	15.5%	15.0%	15.0%	15.1%	14.8%	15.5%	247,701	123,504	133,810	162,282	84,091	246,010

Field Total w/o Outliers	14.9%	14.5%	14.4%	14.7%	13.8%	13.9%	854,740	34,487	(232,219)	379,481	(1,573,699)	(1,344,719)

	YTD
Company-wide Productivity:	2008	Jan-09	Feb-09	Mar-09	Apr-09	May-09	Jun-09	Jul-09	Aug-09	Sep-09

Adjusted Revenue (Note A)	218,212	17,737	17,635	17,473	17,173	16,951	16,393	16,414	16,447	16,502

Adjusted salary and wages including contract	58,028	4,410	4,459	4,386	4,376	4,323	4,364	4,176	4,190	4,188
labor (Note B)	26.6%	24.9%	25.3%	25.1%	25.5%	25.5%	26.6%	25.4%	25.5%	25.4%
% of adjusted revenue

Note (A):	Adjusted net revenue excludes Aermed sales, CPAP call center supply sales, and sold and closed branches. The impact of the 2009 reimbursement cuts are added back to revenue for comparative purposes.

Note (B):	Adjusted salary and wages excludes selling salaries, Tampa pharmacy salaries, sold branches, closed branches, CPAP call center, Aermed billing costs, and allocated CPAP supply billing .
BJ 25 Field Prod Area, Summary by Area

American HomePatient
Operating Expenses by Function
(In Thousands)

														2009
	Sep-08	Oct-08	Nov-08	Dec-08	Jan-09	Feb-09	Mar-09	Apr-09	May-09	Jun-09	Jul-09	Aug-09	Sep-09	YTD

Field Operations (Areas)	7,534	7,829	7,385	7,984	7,344	6,940	7,299	6,974	6,990	7,237	7,207	7,068	6,666	63,723
% of net revenue	33.6%	34.5%	34.7%	33.5%	38.7%	36.8%	35.7%	36.8%	36.5%	37.0%	35.8%	36.4%	34.2%	36.4%

Billing Centers	1,624	1,736	1,606	1,837	1,615	1,546	1,738	1,620	1,581	1,780	1,809	1,683	1,654	15,027
% of net revenue	7.2%	7.7%	7.5%	7.7%	8.5%	8.2%	8.5%	8.6%	8.2%	9.1%	9.0%	8.7%	8.5%	8.6%

Patient Service Centers	441	473	445	472	453	433	465	457	439	455	438	434	439	4,013
% of net revenue	2.0%	2.1%	2.1%	2.0%	2.4%	2.3%	2.3%	2.4%	2.3%	2.3%	2.2%	2.2%	2.3%	2.3%

CPAP Call Center	504	706	628	752	664	637	761	842	813	960	960	921	1,065	7,622
% of net revenue	2.2%	3.1%	2.9%	3.2%	3.5%	3.4%	3.7%	4.4%	4.2%	4.9%	4.8%	4.7%	5.5%	4.4%

Tampa Pharmacy	198	196	182	195	184	182	151	147	151	166	151	154	146	1,433
% of net revenue	0.9%	0.9%	0.9%	0.8%	1.0%	1.0%	0.7%	0.8%	0.8%	0.8%	0.8%	0.8%	0.8%	0.8%

Purchasing Center	27	31	18	56	36	25	22	16	30	24	26	22	21	222
% of net revenue	0.1%	0.1%	0.1%	0.2%	0.2%	0.1%	0.1%	0.1%	0.2%	0.1%	0.1%	0.1%	0.1%	0.1%

Repair Centers	49	53	53	55	46	46	34	49	45	55	35	37	32	379
% of net revenue	0.2%	0.2%	0.3%	0.2%	0.2%	0.2%	0.2%	0.3%	0.2%	0.3%	0.2%	0.2%	0.2%	0.2%

Operations Support	88	77	83	87	76	75	85	79	81	86	71	83	68	704
% of net revenue	0.4%	0.3%	0.4%	0.4%	0.4%	0.4%	0.4%	0.4%	0.4%	0.4%	0.4%	0.4%	0.3%	0.4%

Regulatory Compliance	89	71	75	77	56	57	61	60	61	61	57	51	24	487
% of net revenue	0.4%	0.3%	0.4%	0.3%	0.3%	0.3%	0.3%	0.3%	0.3%	0.3%	0.3%	0.3%	0.1%	0.3%

Unallocated Costs (dept 0100)	(16)	137	220	(362)	520	385	163	259	205	(169)	10	37	40	1,448
% of net revenue	-0.1%	0.6%	1.0%	-1.5%	2.7%	2.0%	0.8%	1.4%	1.1%	-0.9%	0.1%	0.2%	0.2%	0.8%

Other	66	27	14	(12)	20	34	24	38	23	40	24	(3)	33	233
% of net revenue	0.3%	0.1%	0.1%	-0.1%	0.1%	0.2%	0.1%	0.2%	0.1%	0.2%	0.1%	0.0%	0.2%	0.1%

Tampa Pharmacy Reclass to COS	(198)	(196)	(182)	(195)	(184)	(182)	(151)	(147)	(151)	(166)	(151)	(154)	(146)	(1,433)
% of net revenue	-0.9%	-0.9%	-0.9%	-0.8%	-1.0%	-1.0%	-0.7%	-0.8%	-0.8%	-0.8%	-0.8%	-0.8%	-0.8%	-0.8%

Total Operating Expense	10,405	11,141	10,529	10,947	10,829	10,177	10,652	10,393	10,267	10,530	10,637	10,333	10,041	93,859

% of net revenue	46.4%	49.1%	49.4%	46.0%	57.1%	53.9%	52.1%	54.9%	53.6%	53.8%	52.9%	53.2%	51.6%	53.6%

American HomePatient
Operating Expenses by Areas
(In Thousands)

														2009
	Sep-08	Oct-08	Nov-08	Dec-08	Jan-09	Feb-09	Mar-09	Apr-09	May-09	Jun-09	Jul-09	Aug-09	Sep-09	YTD

Southeast area	915	897	857	914	859	801	838	821	813	851	875	838	821	7,516
% of net revenue	36.6%	36.0%	35.7%	32.6%	40.8%	38.5%	35.8%	35.9%	38.5%	35.3%	38.3%	36.0%	36.0%	37.2%

Midsouth area	587	602	588	645	585	558	587	554	559	589	614	581	560	5,188
% of net revenue	35.1%	35.3%	38.8%	36.6%	42.5%	42.6%	39.2%	39.0%	39.3%	38.0%	41.7%	40.1%	37.6%	39.9%

Central States area	730	783	734	805	730	700	729	728	708	756	764	740	688	6,544
% of net revenue	31.3%	33.3%	34.3%	33.5%	38.8%	37.9%	35.4%	36.5%	35.0%	35.9%	37.1%	35.9%	35.1%	36.4%

NY/New England area	807	826	774	841	753	732	733	671	672	692	655	641	634	6,181
% of net revenue	34.4%	36.3%	36.4%	36.4%	36.5%	39.6%	37.4%	36.5%	37.6%	38.1%	36.1%	35.9%	36.1%	37.1%

South Texas area	811	866	832	849	805	758	792	749	751	802	761	789	756	6,962
% of net revenue	33.1%	34.0%	33.7%	31.9%	38.0%	35.1%	35.9%	35.6%	33.9%	34.8%	34.3%	36.3%	35.7%	35.5%

Far West area	697	727	658	713	675	633	698	647	625	616	648	632	598	5,772
% of net revenue	36.2%	36.8%	35.9%	36.3%	50.6%	44.6%	45.3%	41.4%	38.3%	37.7%	39.8%	38.7%	38.0%	41.4%

Kentucky area	209	204	182	206	201	185	196	183	201	185	191	189	169	1,699
% of net revenue	36.3%	36.2%	34.4%	34.0%	44.8%	44.6%	47.3%	39.8%	36.3%	32.6%	32.7%	36.2%	34.6%	38.2%

Mid Atlantic area	696	720	692	777	705	660	740	692	683	688	696	664	621	6,148
% of net revenue	33.6%	31.3%	33.9%	32.4%	38.4%	35.6%	37.6%	36.1%	36.0%	33.2%	33.6%	33.0%	30.1%	34.8%

Keystone area	692	735	709	788	686	652	677	658	657	692	697	701	609	6,028
% of net revenue	30.9%	33.0%	34.4%	35.6%	38.1%	36.9%	32.6%	33.7%	33.8%	34.1%	34.6%	35.3%	31.5%	34.4%

Heartland area	750	802	744	760	718	673	706	686	718	745	705	712	663	6,325
% of net revenue	30.4%	30.6%	31.8%	27.8%	34.2%	32.9%	33.2%	29.8%	33.0%	33.3%	31.7%	31.8%	30.3%	32.2%

South Atlantic area	639	668	616	686	627	589	603	585	604	621	602	583	545	5,359
% of net revenue	35.2%	34.2%	34.2%	34.8%	40.8%	37.6%	37.1%	38.5%	36.1%	36.9%	35.1%	35.3%	32.4%	36.6%

Field Operations (Areas)	7,534	7,829	7,385	7,984	7,344	6,940	7,299	6,974	6,990	7,237	7,207	7,068	6,666	63,723

% of net revenue	33.6%	34.0%	34.7%	33.5%	39.5%	37.9%	36.8%	36.0%	36.0%	35.5%	35.9%	35.6%	34.1%	36.3%

American HomePatient, Inc.
Trended G&A Expense by Department

	Mar-09	Apr-09	May-09	Jun-09	Jul-09	Aug-09	Sep-09	Sep-09	YTD	YTD
	ACTUAL	ACTUAL	ACTUAL	ACTUAL	ACTUAL	ACTUAL	ACTUAL	BUDGET	ACTUAL	BUDGET

ADMINISTRATION	750,611	738,525	665,071	703,622	696,075	722,097	678,545	733,504	6,462,859	6,530,163
ACCOUNTING/FINANCE	219,149	211,595	223,070	217,577	226,708	222,065	224,696	215,516	1,970,899	1,962,747
REIMBURSEMENT	67,342	72,395	68,224	76,129	63,086	60,488	62,580	75,625	593,684	681,972
PURCHASING	8,321	8,054	8,727	8,266	8,321	8,321	8,054	8,237	73,668	75,075
COMPLIANCE	26,093	24,220	24,687	15,574	17,027	15,042	16,217	29,173	194,353	262,557
HUMAN RESOURCES	80,206	75,804	80,741	96,303	87,234	83,217	80,716	80,033	757,115	725,685
PATIENT SERVICES	3,007	2,904	3,217	2,874	2,970	3,226	2,874	80	26,774	720
SALES AND MARKETING	176,366	169,556	174,626	184,299	179,380	202,043	164,885	135,335	1,587,018	1,225,188
MIS-BRENTWOOD	269,386	284,003	269,861	279,607	267,970	283,843	282,148	276,707	2,497,623	2,594,884
IT MANAGEMENT	74,290	71,067	73,364	76,068	74,887	74,107	73,500	77,725	658,055	706,759
OTHER G&A	25,000	25,000	25,000	25,000	25,000	25,000	25,000	27,349	225,000	246,458

TOTAL G&A EXPENSE	1,699,770	1,683,121	1,616,588	1,685,319	1,648,658	1,699,448	1,619,214	1,659,284	15,047,046	15,012,208

American HomePatient, Inc.
Billing Center Costs

	Jun-09	Jul-09	Aug-09	Sep-09	Sep-09	YTD 2009	YTD 2009	YTD 2008
	ACTUAL	ACTUAL	ACTUAL	ACTUAL	BUDGET	ACTUAL	BUDGET	ACTUAL

0107 BZ40 AHP BILLING CENTER	1,936	1,999	1,999	1,936	71	17,585	639	17,750
0108 BZ40 TULSA OK AER MEDS	57,060	54,198	58,279	51,158	58,121	494,072	541,567	537,874
0155 BZ40 REIMBURSEMENT — DCR	102,629	147,720	88,824	76,865	75,583	735,773	680,214	660,319
6028 BZ40 VALDOSTA GA BILLING	197,649	201,658	201,720	191,362	202,952	1,775,835	1,907,310	1,879,833
6072 BZ40 LITTLE ROCK AR BILLING	152,889	140,563	138,848	163,524	145,759	1,266,574	1,369,436	1,258,260
6079 BZ40 LITTLE ROCK AR IV BILLING	500	512	444	483	5,026	4,750	45,658	211,971
6179 BZ40 SUMMERVILLE SC BILLING	214,618	215,803	205,100	204,207	200,140	1,849,834	1,853,531	1,729,089
6219 BZ40 SPRINGFIELD IL BILLING	184,940	172,267	162,358	173,334	159,594	1,511,180	1,498,127	1,506,848
6449 BZ40 LEWISBURG WV BILLING	60,092	63,200	57,270	52,816	57,728	513,049	530,836	540,320
9082 BZ40 KANSAS CITY MO BILLING	119,467	119,469	113,912	112,517	114,697	1,030,140	1,076,537	1,088,774
9112 BZ40 PLAINVIEW TX BILLING	103,483	107,206	95,455	98,391	101,134	883,151	934,288	954,744
9172 BZ40 FESTUS MO CASH CENTER	29,945	27,395	28,603	26,722	28,475	245,296	257,753	234,132
9202 BZ40 ALBUQUERQUE NM BILLING	139,700	136,969	131,532	125,725	126,516	1,149,961	1,176,517	1,189,950
9222 BZ40 BUFFALO NY BILLING	176,382	175,755	173,473	170,854	174,974	1,545,436	1,609,573	1,567,525
9302 BZ40 PHILIPSBURG PA BILLING	152,116	157,608	145,892	131,170	148,069	1,280,071	1,358,906	1,340,315
9442 BZ40 WATERLOO IA BILLING	102,800	103,138	96,277	90,721	198,562	877,011	1,628,377	844,916

TOTAL ACTIVE BILLING CENTERS	1,796,204	1,825,460	1,699,986	1,671,785	1,797,401	15,179,717	16,469,269	15,562,620

6029 BZ50 FT. LAUDERDALE FL BILLING	—	—	—	—	11	—	99	108
6057 BZ50 2004 CLOSED BILLING CTRS	9,328	3,987	7,298	11,055	2,839	73,366	25,551	26,957
6239 BZ50 WORTHINGTON OH BILLING	(25)	—	—	—	43	(25)	387	386
6328 BZ50 WATERBURY CT BILLING	—	—	—	—	273	1,995	2,457	2,457
9122 BZ50 CORPUS CHRISTI TX BILLING	731	731	731	731	731	6,579	6,579	6,579

TOTAL INACTIVE BILLING CENTERS	10,034	4,718	8,029	11,786	3,897	81,915	35,073	36,488

TOTAL BILLING CENTERS	1,806,238	1,830,178	1,708,015	1,683,571	1,801,298	15,261,633	16,504,342	15,599,109

American HomePatient, Inc.
Reserve Formula & Calculation
For the Month Ended September 30, 2009
(in 000’s)
Billed A/R:

							Reserve
	Aug-09	Reserve %	$	Sep-09	Reserve %	$	Inc (Decr)

Field
Current	16,969	5%	848	16,594	5%	830	(19)
30 - 60	3,946	10%	395	4,037	10%	404	9
60 - 90	2,409	15%	361	2,214	15%	332	(29)
90 - 120	1,576	20%	315	1,509	20%	302	(13)
120 - 180	1,225	50%	612	1,105	50%	553	(60)
180 - 360	1,194	90%	1,075	1,175	90%	1,058	(17)
>360	(895)	100%	(895)	(873)	100%	(873)	22

Field Total	26,423		2,711	25,762		2,605	(107)

Consolidating Reserve			595			395	(200)

Total Reserve	26,423		3,306	25,762		3,000	(307)

Held Revenue Excluding Manual Accruals:

	Aug-09	Reserve %	$	Sep-09	Reserve %	$

0 - 90	2,241	10%	224	2,102	10%	210	(14)
91 - 180	540	50%	270	507	50%	254	(16)
181-360	231	100%	231	247	100%	247	16
> 360	68	100%	68	64	100%	64	(4)

Total	3,080		793	2,920		774	(19)

Open Orders:

	Aug-09	Reserve %	$	Sep-09	Reserve %	$

0-90	1,338	5%	67	1,422	5%	71
>90 *	202	—	—	172	—	—

Total Open Orders	1,540		67	1,593		71	4

*	The Company does not accrue open orders > 90 days old. It is assumed that orders > 90 days old will not be confirmed.
Recalculation of Bad Debt Expense

	Apr-09	May-09	Jun-09	Jul-09	Aug-09	Sep-09

Write-Offs per G/L	427	392	611	611	440	345
Billed A/R Reserve Increase (Decrease)	58	(8)	(386)	(335)	(165)	(307)
Held A/R Reserve Increase (Decrease)	(45)	(4)	(109)	(23)	(15)	(19)
Open A/R Reserve Increase (Decrease)	(9)	(2)	(12)	9	(10)	4

Total Calculated Bad Debt Expense	431	379	104	261	249	24

Other	1	(5)	136	(21)	(4)	2
Actual Bad Debt Expense per G/L	432	373	240	240	245	26

American HomePatient, Inc.
Trended A/R and Reserve Components

	Mar-09	Apr-09	May-09	Jun-09	Jul-09	Aug-09	Sep-09
	ACTUAL	ACTUAL	ACTUAL	ACTUAL	ACTUAL	ACTUAL	ACTUAL

Gross A/R:
Billed (net of unapplied cash)	30,664,171	29,842,889	30,313,753	29,370,526	27,071,306	26,183,349	25,503,557
Held	4,214,788	3,995,337	3,864,383	3,379,553	3,256,302	3,079,518	2,922,094
Open Orders	1,817,196	1,646,384	1,600,289	1,369,635	1,546,144	1,337,758	1,421,769
Other Accrued	864,424	842,966	750,625	688,564	676,602	619,749	627,435

Total	37,560,579	36,327,577	36,529,050	34,808,278	32,550,354	31,220,374	30,474,855

A/R Reserves:
Billed	4,143,018	4,200,943	4,190,110	3,807,389	3,471,796	3,306,617	2,999,578
Held	988,565	944,376	938,444	861,648	808,361	791,038	775,174
Open Orders	234,978	209,356	202,442	167,844	194,320	163,062	175,664
Other Accrued	2,913	2,913	2,913	3,063	3,063	2,333	1,678

Total	5,369,473	5,357,587	5,333,908	4,839,943	4,477,540	4,263,050	3,952,093

Net A/R:
Billed	26,521,153	25,641,947	26,123,643	25,563,137	23,599,510	22,876,732	22,503,979
Held	3,226,223	3,050,962	2,925,939	2,517,905	2,447,941	2,288,480	2,146,920
Open Orders	1,582,218	1,437,028	1,397,847	1,201,791	1,351,824	1,174,696	1,246,105
Other Accrued	861,511	840,053	747,713	685,502	673,539	617,416	625,757

Total	32,191,106	30,969,990	31,195,142	29,968,335	28,072,814	26,957,324	26,522,761

Net DSO:
Billed	41.8	40.8	41.1	40.5	36.5	35.2	34.6
Held	5.1	4.9	4.6	4.0	3.8	3.5	3.3
Open Orders	2.5	2.3	2.2	1.9	2.1	1.8	1.9
Other Accrued	1.4	1.3	1.2	1.1	1.0	0.9	1.0

Total	50.8	49.2	49.1	47.5	43.4	41.4	40.8

American HomePatient, Inc.
Accounts Receivable Aging Trend
Total Aged Accounts Receivable
(000s)

		31 to	61 to	91 to	121 to	151 to	181 to	211 to	241 to	over	Sub-Total
	Current	60 days	90 days	120 days	150 days	180 days	210 days	240 days	360 days	360 days	over 120 days	Total

September 30, 2008	20,278	5,444	3,301	2,326	1,192	863	730	576	1,554	(528)	4,389	35,738
	57%	15%	9%	7%	3%	2%	2%	2%	4%	-1%	12%	100%

October 31, 2008	19,331	5,019	3,070	2,089	1,207	728	612	547	1,484	(516)	4,062	33,571
	58%	15%	9%	6%	4%	2%	2%	2%	4%	-2%	12%	100%

November 30, 2008	19,178	5,879	3,011	1,989	1,101	815	521	462	1,247	(382)	3,764	33,821
	57%	17%	9%	6%	3%	2%	2%	1%	4%	-1%	11%	100%

December 31, 2008	23,957	5,624	3,428	1,969	985	717	579	391	1,144	(823)	2,993	37,971
	63%	15%	9%	5%	3%	2%	2%	1%	3%	-2%	8%	100%

January 31, 2009	18,221	5,244	2,776	2,190	1,012	636	514	424	1,082	(845)	2,824	31,255
	58%	17%	9%	7%	3%	2%	2%	1%	3%	-3%	9%	100%

February 28, 2009	18,050	6,392	3,106	1,951	1,189	663	444	394	1,004	(1,042)	2,653	32,152
	56%	20%	10%	6%	4%	2%	1%	1%	3%	-3%	8%	100%

March 31, 2009	18,394	5,472	2,485	2,089	1,006	790	424	283	914	(971)	2,445	30,885
	60%	18%	8%	7%	3%	3%	1%	1%	3%	-3%	8%	100%

April 30, 2009	17,508	5,191	2,835	2,004	1,058	657	537	329	818	(893)	2,507	30,044
	58%	17%	9%	7%	4%	2%	2%	1%	3%	-3%	8%	100%

May 31, 2009	17,722	5,274	3,232	2,025	1,063	631	397	368	712	(881)	2,290	30,543
	58%	17%	11%	7%	3%	2%	1%	1%	2%	-3%	7%	100%

June 30, 2009	18,521	4,463	2,774	1,971	920	620	359	285	695	(945)	1,933	29,662
	62%	15%	9%	7%	3%	2%	1%	1%	2%	-3%	7%	100%

July 31, 2009	16,838	4,478	2,537	1,820	823	533	390	247	591	(941)	1,643	27,316
	62%	16%	9%	7%	3%	2%	1%	1%	2%	-3%	6%	100%

August 31, 2009	16,969	3,946	2,409	1,576	748	476	354	266	574	(895)	1,524	26,423
	64%	15%	9%	6%	3%	2%	1%	1%	2%	-3%	6%	100%

September 30, 2009	16,594	4,037	2,214	1,509	686	420	298	292	585	(873)	1,407	25,762
	64%	16%	9%	6%	3%	2%	1%	1%	2%	-3%	5%	100%

American HomePatient, Inc.
Revenue Deduction and Bad Debt % by Area
For September 30, 2009 & the 9 Months Ended September 30, 2009

	September 30, 2009				September 30, 2009 YTD
	RevenueDeductions		Total		RevenueDeductions		Total
	Excl Sales	Sales Tax	Revenue	Bad Debt	Excl Sales	Sales Tax	Revenue	Bad Debt
	Tax Expense %	Expense%	Deductions%	Expense %	Tax Expense %	Expense%	Deductions%	Expense %

SOUTHEAST AREA	3.1%	0.2%	3.3%	1.8%	3.1%	0.2%	3.3%	1.2%
MIDSOUTH AREA	4.2%	2.4%	6.6%	0.2%	5.3%	2.3%	7.6%	1.3%
CENTRAL STATES AREA	4.5%	0.0%	4.5%	1.3%	5.2%	0.0%	5.2%	1.1%
NEW YORK/NEW ENGLAND AREA	1.5%	0.0%	1.5%	0.2%	2.2%	0.0%	2.2%	0.2%
SOUTH TEXAS AREA	4.5%	0.0%	4.5%	1.3%	6.0%	0.0%	6.0%	2.1%
FAR WEST AREA	4.9%	1.8%	6.7%	0.9%	6.1%	1.8%	7.9%	1.3%
MID ATLANTIC AREA	3.6%	0.1%	3.7%	2.3%	5.3%	0.1%	5.4%	1.9%
KEYSTONE AREA	2.8%	0.0%	2.8%	0.7%	2.7%	0.0%	2.7%	1.1%
HEARTLAND AREA	4.4%	0.2%	4.6%	-0.9%	4.6%	0.2%	4.9%	1.3%
SOUTH ATLANTIC AREA	2.7%	1.4%	4.1%	4.4%	4.2%	1.4%	5.6%	2.6%
KENTUCKY AREA	2.8%	1.7%	4.5%	1.3%	6.0%	1.7%	7.7%	0.8%

TOTAL AREAS	3.6%	0.6%	4.2%	1.2%	4.5%	0.5%	5.0%	1.4%

TOTAL COMPANY	3.6%	0.6%	4.2%	0.1%	4.6%	0.5%	5.1%	1.5%

American HomePatient, Inc.
HELD REVENUE BY AREA

						# of Held	7 DAYS
	May-09	Jun-09	Jul-09	Aug-09	Sep-09	Days	REVENUE	VARIANCE

SOUTHEAST AREA	508,375	450,758	436,748	391,011	380,658	5.0	535,861	155,203
MIDSOUTH AREA	332,577	299,744	287,065	290,149	280,323	5.7	343,306	62,983
CENTRAL STATES	323,920	271,786	242,298	212,847	242,600	3.6	472,753	230,154
NY/NEW ENGLAND AREA	218,362	164,757	180,028	207,899	188,091	3.2	416,679	228,588
SOUTH TEXAS	490,799	440,516	419,716	401,808	406,721	5.6	506,209	99,488
FAR WEST	435,496	401,856	388,832	329,130	300,076	5.6	375,792	75,717
KENTUCKY	181,897	124,783	81,223	83,056	78,708	4.5	123,801	45,094
MID ATLANTIC	426,581	363,737	348,755	351,130	308,098	4.5	477,671	169,573
KEYSTONE	207,330	178,060	191,861	184,788	166,148	2.5	461,454	295,306
HEARTLAND	440,130	378,936	412,365	392,882	361,993	4.9	517,819	155,826
SOUTH ATLANTIC	291,068	295,148	262,141	231,662	206,057	3.7	392,507	186,450

TOTAL AREAS	3,856,534	3,370,082	3,251,032	3,076,362	2,919,473	4.4	4,623,855	1,704,382

American HomePatient, Inc.
TRENDED OPEN ORDERS

								# of	3 Days
	Dec-08	Apr-09	May-09	Jun-09	Jul-09	Aug-09	Sep-09	Days	Revenue	Variance

SOUTHEAST AREA	190,696	183,014	172,361	139,247	216,481	169,650	168,162	2.1	237,241	69,079
MIDSOUTH AREA	127,620	134,005	169,454	113,867	143,131	95,234	117,000	2.2	157,401	40,401
CENTRAL STATES	163,664	143,641	156,661	133,310	138,908	145,507	176,947	2.5	211,325	34,378
NY/NEW ENGLAND AREA	81,909	73,710	44,969	49,204	70,629	80,407	67,601	1.1	181,950	114,349
SOUTH TEXAS	360,244	392,996	325,243	227,265	235,197	182,218	205,792	2.7	229,064	23,272
FAR WEST	163,409	235,889	190,319	173,686	177,286	125,205	149,269	2.6	173,571	24,302
KENTUCKY	59,810	70,009	50,923	34,775	33,365	25,400	28,965	1.5	56,688	27,723
MID ATLANTIC	209,006	201,314	202,774	182,928	197,530	178,072	167,243	2.4	213,062	45,819
KEYSTONE	169,760	140,673	167,260	177,672	176,984	147,547	139,143	2.0	204,324	65,181
HEARTLAND	219,003	190,998	191,275	213,967	224,064	223,995	209,838	2.7	231,816	21,978
SOUTH ATLANTIC	175,616	187,273	163,586	147,235	163,628	146,448	136,594	2.3	177,420	40,826

TOTAL AREAS	1,920,737	1,953,522	1,834,825	1,593,156	1,777,203	1,519,683	1,566,554	2.3	2,073,863	507,309

OPERATING OVERHEAD	29,906	34,055	36,893	19,804	14,868	20,048	26,773	(5.9)	(13,601)	(40,374)

TOTAL CONSOLIDATED	1,950,643	1,987,577	1,871,718	1,612,960	1,792,071	1,539,731	1,593,327	2.3	2,060,262	466,935

American HomePatient, Inc.
Capital Expenditure and Free Cash Flow Analysis
September 2009
(In Thousands)

	Current Month			Year to Date
	Actual	PY	Budget	Actual	PY	Budget

Capital Expenditures:

CPAP	1,228	1,091	1,108	9,400	9,780	9,534
% of CPAP Rental Revenue	53.4%	38.9%	39.6%	44.2%	37.7%	38.9%

Oxygen	360	173	417	3,272	2,658	3,614
% of Oxygen Rental Revenue	4.6%	1.8%	5.0%	4.7%	3.1%	5.0%

All Other Rental	296	319	240	2,468	2,377	2,202

Total Rental Capex	1,885	1,582	1,765	15,140	14,815	15,350

Non-Rental Capex	387	309	234	2,651	2,070	3,399

Total Capital Expenditures	2,272	1,891	2,000	17,791	16,885	18,748

Net Book Value of Fixed Asset Retirements:

Rental Equip Converted to a Sale (Non-Cash Cost of Sales)	104	104	104	557	796	557

Rental Equip Converted to Patient Owned (Rental Depreciation)	395	322	300	3,147	2,631	2,700

Total Net Book Value of Fixed Asset Retirements	499	426	404	3,705	3,426	3,257

Free Cash Flow:

EBITDA	3,607	5,083	3,650	23,243	37,298	25,473

Add: NBV of Rental Equipment Converted to a Sale	104	104	104	557	796	557

Less: Capital Expenditures	2,272	1,891	2,000	17,791	16,885	18,748

Less: Interest Expense	1,279	1,285	1,220	11,600	11,758	11,217

Free Cash Flow	161	2,011	535	(5,591)	9,451	(3,935)

American HomePatient, Inc.
Cash Flow Statements for the Month Ended September 30, 2009
(in 000’s)

	Current Month		Quarter to Date		Year to Date
	Actual	PY	Actual	PY	Actual	PY

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)	(475)	1,355	(3,120)	583	(12,279)	(993)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,338	2,360	6,579	7,242	19,630	22,910
Equity in earnings of unconsolidated joint ventures	(328)	(460)	(911)	(1,169)	(2,498)	(3,011)
Deferred Income Tax Expense	360	296	1,064	1,082	3,189	3,286
Stock option expense	21	35	63	105	215	607
Change of control expense	(3)	—	(3)	—	(6)	—
Minority interest	32	36	91	92	235	209

Changes in assets and liabilities:
Accounts receivables	513	(903)	3,438	1,864	12,226	8,925
Inventories	(1,744)	818	835	1,299	(751)	561
Prepaid expenses and other current assets	52	47	870	8	4,505	6,970
Accounts payable, other payables and accrued expenses	(622)	(4,116)	765	(1,831)	445	(9,913)
Other assets and liabilities	(353)	(4)	(112)	390	1,781	1,416
Due to unconsolidated joint ventures, net	634	(1,658)	2,121	1,201	7,380	3,921

Net cash provided from (used in) operating activities	424	(2,194)	11,679	10,866	34,071	34,887

CASH FLOWS FROM INVESTING ACTIVITIES:

Additions to property and equipment, net of equipment converted to a sale	(2,167)	(1,787)	(5,968)	(6,051)	(17,234)	(16,091)

Net cash provided from (used in) investing activities	(2,167)	(1,787)	(5,968)	(6,051)	(17,234)	(16,091)

CASH FLOWS FROM FINANCING ACTIVITIES:

Distributions to minority interest owners	—	—	(73)	(157)	(260)	(274)
Principal payments on long-term debt and capital leases	(5)	(4,057)	(109)	(4,786)	(6,395)	(9,368)
Proceeds (principal payments) on short-term note payable	(82)	—	250	—	250	(274)

Net cash provided from (used in) financing activities	(87)	(4,057)	68	(4,943)	(6,405)	(9,917)

INCREASE (DECREASE) IN CASH	(1,830)	(8,038)	5,779	(128)	10,432	8,878

CASH AND CASH EQUIVALENTS, beginning of period	25,750	27,935	18,141	20,025	13,488	11,019

CASH AND CASH EQUIVALENTS, END of period	23,920	19,897	23,920	19,897	23,920	19,897

EXHIBIT 3
Third Quarter 2009 and Nine Months Year-to-Date 2009 Financial Results
Distributed to the CEO and Board of Directors

American HomePatient, Inc.
Summary Financial Data
For the Third Quarter and Nine Months Ended September 30, 2009

	Third Quarter					Nine Months
			Budget	Prior	PY			Budget	Prior	PY
(Dollars In Thousands)	Actual	Budget	Variance	YR	Variance	Actual	Budget	Variance	YR	Variance

Income Statement Data

Net Revenue	58,992	64,178	(5,187)	65,641	(6,649)	174,989	186,338	(11,349)	199,049	(24,060)

Gross Margin	38,260	40,878	(2,618)	43,682	(5,422)	113,822	118,055	(4,233)	131,271	(17,449)
% of net revenue	64.9%	63.7%		66.5%		65.0%	63.4%		65.9%

Operating expenses	31,011	31,945	935	32,562	1,551	93,859	95,767	1,908	100,317	6,458
% of net revenue	52.6%	49.8%		49.6%		53.6%	51.4%		50.4%

Bad debt expense	511	1,284	773	1,284	773	2,589	3,908	1,319	4,022	1,433
% of net revenue	0.9%	2.0%		2.0%		1.5%	2.1%		2.0%

Net Income	(2,720)	(2,126)	(594)	583	(3,304)	(11,879)	(10,859)	(1,020)	(993)	(10,886)
% of net revenue	-4.6%	-3.3%		0.9%		-6.8%	-5.8%		-0.5%

EBITDA	9,117	10,051	(934)	12,784	(3,667)	23,243	25,473	(2,230)	37,298	(14,055)
% of net revenue	15.5%	15.7%		19.5%		13.3%	13.7%		18.7%

Product mix:
Respiratory	84.4%	82.9%		80.7%		83.4%	82.2%		80.1%
Infusion	9.2%	9.2%		10.1%		9.5%	9.5%		10.3%
HME	6.4%	7.8%		9.2%		7.1%	8.3%		9.6%

Headcount	2,312			2,387		2,312			2,387

Balance Sheet

Cash	23,920	16,085	7,835	19,897	4,023	23,920	16,085	7,835	19,897	4,023

Accounts receviable, net	26,523	34,942	(8,419)	35,752	(9,229)	26,523	34,942	(8,419)	35,752	(9,229)
DSO	40.8	50.0		50.0		40.8	50.0		50.0

Accounts payable	15,800	16,497	698	14,221	(1,579)	15,800	16,497	698	14,221	(1,579)
DPO	53.1	45.1		51.0		53.1	45.1		51.0

Secured debt balance	226,358	227,810	1,452	233,569	7,211	226,358	227,810	1,452	233,569	7,211

American HomePatient, Inc.
Summary Income Statement Comparison to Budget
For the Third Quarter and Nine Months Ended September 30, 2009

	Third Quarter			Nine Months
(In Thousands except for EPS)	Actual	Budget	Fav(Unfav)	Actual	Budget	Fav(Unfav)

Sales Revenue	26,927	29,722	(2,795)	78,671	85,631	(6,960)
Rental Revenue	34,881	37,763	(2,882)	105,726	110,509	(4,783)
Revenue Deductions	(2,816)	(3,307)	490	(9,408)	(9,802)	395
% of Gross Revenue	4.6%	4.9%		5.1%	5.0%

Net Revenue	58,992	64,178	(5,187)	174,989	186,338	(11,349)

Cost of Sales	13,110	14,987	1,877	38,586	43,598	5,012
% of Sales Revenue	48.7%	50.4%		49.0%	50.9%

Cost of Rentals (including Rental Equipment Depreciation)	7,622	8,314	692	22,582	24,686	2,103
% of Rental Revenue	21.9%	22.0%		21.4%	22.3%

Gross Margin	38,260	40,878	(2,618)	113,822	118,055	(4,233)
% of Net Revenue	64.9%	63.7%		65.0%	63.4%

Operating Expenses	31,011	31,945	935	93,859	95,767	1,908
% of Net Revenue	52.6%	49.8%		53.6%	51.4%

Bad Debt Expense	511	1,284	773	2,589	3,908	1,319
% of Net Revenue	0.9%	2.0%		1.5%	2.1%

G&A Expenses	4,967	5,027	60	15,047	15,012	(35)
% of Net Revenue	8.4%	7.8%		8.6%	8.1%

Depreciation (Non-Rental) & Amortization	1,012	1,012	0	2,988	3,036	48

Earnings from Joint Ventures	(1,375)	(1,314)	61	(3,885)	(3,942)	(57)

Total Expenses	36,126	37,954	1,828	110,598	113,782	3,183
% of Net Revenue	61.2%	59.1%		63.2%	61.1%

Operating Profit	2,134	2,924	(790)	3,223	4,273	(1,050)
% of Net Revenue	3.6%	4.6%		1.8%	2.3%

Interest Expense, net	3,912	3,745	(167)	11,600	11,217	(382)
Loss (Gain) on Sale of Centers	(11)	—	11	(112)	—	112
Other (Income) Expense	(403)	—	403	(388)	—	388
Change of Control Expense	(3)	—	3	(10)	—	10
Debt Refinancing Expense	486	—	(486)	709	—	(709)

Pre-Tax Income	(1,847)	(821)	(1,025)	(8,576)	(6,944)	(1,632)
% of Net Revenue	-3.1%	-1.3%		-4.9%	-3.7%

Tax Provision	874	1,305	431	3,303	3,915	612

Net Income	(2,720)	(2,126)	(594)	(11,879)	(10,859)	(1,020)

% of Net Revenue	-4.6%	-3.3%		-6.8%	-5.8%
Diluted Earnings Per Share	(0.15)	(0.12)		(0.68)	(0.62)

EBITDA Calculation:
Net Income	(2,720)	(2,126)	(594)	(11,879)	(10,859)	(1,020)
Add: Interest Expense, net	3,912	3,745	167	11,600	11,217	382
Add: Rental Equipment Depreciation	5,568	6,115	(547)	16,643	18,164	(1,521)
Add: Depreciation (Non-Rental) and Amortization	1,012	1,012	(0)	2,988	3,036	(48)
Add: Tax Provision	874	1,305	(431)	3,303	3,915	(612)
Add: Change of Control Expense	(3)	—	(3)	(10)	—	(10)
Add: Debt Financing Expense	486	—	486	709	—	709
Less: Gain on Sale of Centers	(11)	—	(11)	(112)	—	(112)

EBITDA	9,117	10,051	(934)	23,243	25,473	(2,230)

% of Net Revenue	15.5%	15.7%		13.3%	13.7%

American HomePatient, Inc.
Summary Income Statement Comparison to Prior Year
For the Third Quarter and Nine Months Ended September 30, 2009 and 2008

	Third Quarter			Nine Months
(In Thousands except for EPS)	2009	2008	Fav(Unfav)	2009	2008	Fav(Unfav)

Sales Revenue	26,927	26,408	519	78,671	81,748	(3,077)
Rental Revenue	34,881	42,464	(7,583)	105,726	128,415	(22,689)
Revenue Deductions	(2,816)	(3,231)	415	(9,408)	(11,114)	1,706
% of Gross Revenue	4.6%	4.7%		5.1%	5.3%

Net Revenue	58,992	65,641	(6,649)	174,989	199,049	(24,060)

Cost of Sales	13,110	13,562	452	38,586	41,313	2,727
% of Sales Revenue	48.7%	51.4%		49.0%	50.5%

Cost of Rentals (including Rental Equipment Depreciation)	7,622	8,397	775	22,582	26,466	3,884
% of Rental Revenue	21.9%	19.8%		21.4%	20.6%

Gross Margin	38,260	43,682	(5,422)	113,822	131,271	(17,449)
% of Net Revenue	64.9%	66.5%		65.0%	65.9%

Operating Expenses	31,011	32,562	1,551	93,859	100,317	6,458
% of Net Revenue	52.6%	49.6%		53.6%	50.4%

Bad Debt Expense	511	1,284	773	2,589	4,022	1,433
% of Net Revenue	0.9%	2.0%		1.5%	2.0%

G&A Expenses	4,967	4,926	(41)	15,047	14,520	(527)
% of Net Revenue	8.4%	7.5%		8.6%	7.3%

Depreciation (Non-Rental) & Amortization	1,012	1,006	(6)	2,988	3,089	101

Earnings from Joint Ventures	(1,375)	(1,639)	(265)	(3,885)	(4,406)	(521)

Total Expenses	36,126	38,138	2,013	110,598	117,542	6,944
% of Net Revenue	61.2%	58.1%		63.2%	59.1%

Operating Profit	2,134	5,544	(3,410)	3,223	13,729	(10,506)
% of Net Revenue	3.6%	8.4%		1.8%	6.9%

Interest Expense, net	3,912	3,944	31	11,600	11,758	158
Loss (Gain) on Sale of Centers	(11)	7	18	(112)	4	116
Other (Income) Expense	(403)	1	404	(388)	(658)	(270)
Change of Control Expense	(3)	(3)	—	(10)	(74)	(65)
Debt Refinancing Expense	486	—	(486)	709	—	(709)

Pre-Tax Income	(1,847)	1,595	(3,442)	(8,576)	2,699	(11,275)
% of Net Revenue	-3.1%	2.4%		-4.9%	1.4%

Tax Provision	874	1,012	138	3,303	3,692	389

Net Income	(2,720)	583	(3,304)	(11,879)	(993)	(10,886)

% of Net Revenue	-4.6%	0.9%		-6.8%	-0.5%
Diluted Earnings Per Share	(0.15)	0.03		(0.68)	(0.06)

EBITDA Calculation:
Net Income	(2,720)	583	(3,304)	(11,879)	(993)	(10,886)
Add: Interest Expense, net	3,912	3,944	(31)	11,600	11,758	(158)
Add: Rental Equipment Depreciation	5,568	6,236	(668)	16,643	19,822	(3,179)
Add: Depreciation (Non-Rental) and Amortization	1,012	1,006	6	2,988	3,089	(101)
Add: Tax Provision	874	1,012	(138)	3,303	3,692	(389)
Add: Change of Control Expense	(3)	(3)	—	(10)	(74)	65
Add: Debt Financing Expense	486	—	486	709	—	709
Less: Gain on Sale of Centers	(11)	7	(18)	(112)	4	(116)

EBITDA	9,117	12,784	(3,668)	23,243	37,298	(14,055)

% of Net Revenue	15.5%	19.5%		13.3%	18.7%

American HomePatient, Inc.
Trended Quarterly Summary Income Statements
(000s) except for EPS

	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009

Sales Revenue	26,408	28,321	25,557	26,187	26,927
Rental Revenue	42,464	42,535	36,079	34,767	34,881
Revenue Deductions	(3,231)	(3,051)	(3,325)	(3,266)	(2,816)
% of Gross Revenue	4.7%	4.3%	5.4%	5.4%	4.6%

Net Revenue	65,641	67,804	58,311	57,687	58,992

Cost of Sales	13,562	15,298	12,961	12,514	13,110
% of Sales Revenue	51.4%	54.0%	50.7%	47.8%	48.7%

Cost of Rentals (including Rental Equipment Depreciation)	8,397	8,217	7,598	7,362	7,622
% of Rental Revenue	19.8%	19.3%	21.1%	21.2%	21.9%

Gross Margin	43,682	44,289	37,751	37,810	38,260
% of Net Revenue	66.5%	65.3%	64.7%	65.5%	64.9%

Operating Expenses	32,562	32,617	31,659	31,190	31,011
% of Net Revenue	49.6%	48.1%	54.3%	54.1%	52.6%

Bad Debt Expense	1,284	614	1,228	850	511
% of Net Revenue	2.0%	0.9%	2.1%	1.5%	0.9%

G&A Expenses	4,926	5,320	5,095	4,985	4,967
% of Net Revenue	7.5%	7.8%	8.7%	8.6%	8.4%

Depreciation (Non-Rental) & Amortization	1,006	1,012	993	984	1,012

Earnings from Joint Ventures	(1,639)	(1,796)	(1,124)	(1,386)	(1,375)

Total Expenses	38,138	37,767	37,850	36,622	36,126
% of Net Revenue	58.1%	55.7%	64.9%	63.5%	61.2%

Operating Profit	5,544	6,522	(99)	1,189	2,134
% of Net Revenue	8.4%	9.6%	-0.2%	2.1%	3.6%

Interest Expense, net	3,944	3,860	3,866	3,822	3,912
Loss (Gain) on Sale of Centers	7	183	(100)	(0)	(11)
Other (Income) Expense	1	(389)	114	(99)	(403)
Change of Control Expense	(3)	(3)	(3)	(3)	(3)
Debt Refinancing Expense	—	—	31	192	486

Pre-Tax Income	1,595	2,871	(4,006)	(2,723)	(1,847)
% of Net Revenue	2.4%	4.2%	-6.9%	-4.7%	-3.1%

Tax Provision	1,012	1,362	1,164	1,266	874

Net Income	583	1,510	(5,170)	(3,989)	(2,720)

% of Net Revenue	0.9%	2.2%	-8.9%	-6.9%	-5.3%
Weighted Average Common Shares Outstanding	17,714	17,573	17,573	17,573	17,573
Diluted Earnings Per Share	0.03	0.09	(0.29)	(0.23)	(0.15)

EBITDA Calculation:
Net Income	583	1,510	(5,170)	(3,989)	(2,720)
Add: Interest Expense, net	3,944	3,860	3,866	3,822	3,912
Add: Rental Equipment Depreciation	6,236	6,263	5,694	5,381	5,568
Add: Depreciation (Non-Rental) and Amortization	1,006	1,012	993	984	1,012
Add: Tax Provision	1,012	1,362	1,164	1,266	874
Add: Change of Control Expense	(3)	(3)	(3)	(3)	(3)
Add: Debt Financing Expense	—	—	31	192	486
Less: Gain on Sale of Centers	7	183	(100)	(0)	(11)

EBITDA	12,784	14,186	6,474	7,652	9,117

% of Net Revenue	19.5%	20.9%	11.1%	13.3%	15.5%

American HomePatient, Inc.
Net Revenue & Net Income Variance Reconciliation
Actual vs. Budget
For the Third Quarter and Nine Months Ended September 30, 2009

	Third Quarter		Nine Months
	Net	Net	Net	Net
(000’s)	Revenue	Income	Revenue	Income

2009 Actual	58,992	(2,720)	174,989	(11,879)
2009 Budget	64,178	(2,126)	186,338	(10,859)

Variance	(5,187)	(594)	(11,349)	(1,020)

Explanation of Variance:

Aermed Sales	63	206	(375)	257
CPAP Sales	(1,123)	(89)	(2,453)	(426)
Other Respiratory Sales	(214)	(127)	(452)	(273)
Infusion Sales	(483)	(335)	(1,154)	(913)
HME/Misc Sales	(1,039)	(505)	(2,525)	(1,246)
Inventory Adjustments	—	(213)	—	(388)
Other Cost of Sales	—	145	—	1,042

Total Sales	(2,795)	(918)	(6,960)	(1,948)

Oxygen Rentals	(1,301)	(1,301)	(2,246)	(2,246)
CPAP Rentals	(1,409)	(1,409)	(3,233)	(3,233)
Ventilators	264	264	613	613
Other Respiratory Rentals	(82)	(82)	(237)	(237)
Deferred revenue — Respiratory	(30)	(30)	965	965
Infusion Rentals	(26)	(26)	(62)	(62)
HME/Misc Rentals	(296)	(296)	(656)	(656)
Deferred revenue — HME	(2)	(2)	73	73
Cost of Rentals	—	146	—	583
Total Rental Equipment Depreciation	—	547	—	1,521

Total Rentals	(2,882)	(2,190)	(4,783)	(2,680)

Revenue Deductions	490	490	395	395

Total Net Revenue/Gross Margin	(5,187)	(2,618)	(11,349)	(4,233)

Operating Expenses		935		1,908
Bad Debt Expense		773		1,319
G&A Expenses		60		(35)
Depreciation (Non-Rental) and Amortization		0		48
Earnings from Joint Ventures		61		(57)

Total Expenses		1,828		3,183

Operating Profit		(790)		(1,050)

Interest Expense, net		(167)		(382)
Loss (Gain) on Sale of Centers		11		112
Other (Income) Expense		403		388
Change of Control Expense		3		10
Debt Refinancing Expense		(486)		(709)
Tax Provision		431		612

Total Other Expenses		195		30

Total Variance	(5,187)	(594)	(11,349)	(1,020)

American HomePatient, Inc.
Net Revenue & Net Income Variance Reconciliation
Current Year vs. Prior Year
For the Third Quarter and Nine Months Ended September 30, 2009 and 2008

	Third Quarter		Nine Months
	Net	Net	Net	Net
(000’s)	Revenue	Income	Revenue	Income

2009 Actual	58,992	(2,720)	174,989	(11,879)
2008 Prior Year	65,641	583	199,049	(993)

Variance	(6,649)	(3,304)	(24,060)	(10,886)

Explanation of Variance:

Aermed Sales	235	(83)	(2,685)	(3,263)
CPAP Sales	3,189	2,501	9,411	7,272
Other Respiratory Sales	(66)	(36)	(610)	(315)
Infusion Sales	(1,179)	(576)	(4,083)	(1,727)
HME/Misc Sales	(1,661)	(824)	(5,110)	(2,629)
Inventory Adjustments	—	(263)	—	(395)
Other Cost of Sales	—	252	—	707

Total Sales	519	971	(3,077)	(350)

Oxygen Rentals	(5,273)	(5,273)	(16,339)	(16,339)
CPAP Rentals	(1,452)	(1,452)	(4,671)	(4,671)
Ventilators	(26)	(26)	(328)	(328)
Other Respiratory Rentals	(140)	(140)	(386)	(386)
Deferred revenue — Respiratory	85	85	1,147	1,147
Infusion Rentals	(58)	(58)	(121)	(121)
HME/Misc Rentals	(726)	(726)	(2,078)	(2,078)
Deferred revenue — HME	6	6	87	87
Cost of Rentals	—	107	—	705
Total Rental Equipment Depreciation	—	668	—	3,179

Total Rentals	(7,583)	(6,808)	(22,689)	(18,806)

Revenue Deductions	415	415	1,706	1,706

Total Net Revenue/Gross Margin	(6,649)	(5,422)	(24,060)	(17,449)

Operating Expenses		1,551		6,458
Bad Debt Expense		773		1,433
G&A Expenses		(41)		(527)
Depreciation (Non-Rental) and Amortization		(6)		101
Earnings from Joint Ventures		(265)		(521)

Total Expenses		2,013		6,944

Operating Profit		(3,410)		(10,506)

Interest Expense, net		31		158
Loss (Gain) on Sale of Centers		18		116
Other (Income) Expense		404		(270)
Change of Control Expense		—		(65)
Debt Refinancing Expense		(486)		(709)
Tax Provision		138		389

Total Other Expenses		106		(380)

Total Variance	(6,649)	(3,304)	(24,060)	(10,886)

American HomePatient, Inc.
Balance Sheet Comparison Actual to Budget & Prior Year

	Actual	Actual	Budget
	Sep 30, 09	Sep 30, 08	Sep 30, 09

Cash & Equivalents	23,920	19,897	16,085
Restricted Cash	250	250	250
Accounts Receivable, Net	26,523	35,752	34,942
Days Sales Outstanding	40.8	50.0	50.0
Inventories, Net	11,539	11,054	10,705
Inventory Turns	4.5	4.9	5.6
Prepaid Expenses and Other Current Assets	5,673	6,593	3,762

Total Current Assets	67,906	73,546	65,743

Property and Equipment, Net	29,985	34,248	29,033
Goodwill	122,093	122,093	122,093
Investment-JVs, Net Of Advances	3,825	7,537	7,537

Other Non-Current	16,110	15,979	16,742

Total Non-Current Assets	172,012	179,857	175,405

Total Assets	239,918	253,404	241,148

Current Portion-Long Term Debt	226,409	234,977	227,759
Accounts Payable-Trade (Note A)	15,800	14,221	16,497
Days Payables Outstanding	53.1	45.1	51.0
Other Payables	644	796	878
Short-Term Note Payable	250	0	—
Deferred Revenue	5,224	6,461	6,428
Accrued Expenses:
Payroll and related benefits	6,913	6,676	7,249
Insurance, including self-insurance	5,904	6,088	5,531
Other	3,632	3,176	1,563

Total Current Liabilities	264,776	272,396	265,906

Long Term Debt and Capital Leases	12	64	51
Deferred tax liability	11,029	6,760	10,296
Other Non-Current Liabilities	4	51	8

Total Non-Current Liabilities	11,046	6,874	10,355

Total Liabilities	275,822	279,270	276,261

Minority Interest	436	484	462

Common Stock, Paid-In Capital	177,120	176,740	176,964
Retained Earnings	(201,581)	(202,098)	(201,679)
Current Year Income	(11,879)	(993)	(10,859)

Total Equity	(36,340)	(26,351)	(35,574)

Total Liabilities & Equity	239,918	253,404	241,148

American HomePatient, Inc.
Balance Sheet — Trended
(000s)

	Actual	Actual	Actual	Actual	Actual	Actual
	Jun 30, 08	Sep 30, 08	Dec 31, 08	Mar 31, 09	Jun 30, 09	Sep 30, 09

Cash & equivalents	20,025	19,897	13,488	12,769	18,141	23,920
Restricted cash	250	250	250	250	250	250
Accounts receivable, net	37,119	35,752	38,284	32,191	29,968	26,523
Days Sales Outstanding	53.2	50.0	51.3	50.8	47.5	40.8
Inventories, net	12,353	11,054	10,789	8,705	12,374	11,539
Inventory Turns	4.3	4.9	5.7	6.0	4.0	4.5
Prepaid expenses and other current assets	7,098	6,593	10,640	7,253	6,531	5,673

Total current assets	76,846	73,546	73,451	61,168	67,265	67,906

Property and equipment, net	35,329	34,248	32,042	30,838	30,486	29,985

Goodwill	122,094	122,093	122,093	122,093	122,093	122,093
Investment-JVs, net of advances	7,570	7,537	8,705	7,956	5,035	3,825
Other noncurrent	16,480	15,979	18,236	16,452	16,109	16,110

Total noncurrent assets	181,472	179,857	181,076	177,339	173,723	172,012

Total assets	258,318	253,404	254,527	238,507	240,988	239,918

Current portion — long term debt	6,722	234,025	234,259	227,755	226,505	226,409
Accounts payable — trade	15,312	15,173	11,990	11,930	14,505	15,800
Days Payables Outstanding	49.1	48.1	38.8	39.9	49.0	53.1
Other payables	994	796	878	842	900	644
Short-term note payable	—	—	—	—	—	250
Deferred revenue	6,337	6,461	6,461	5,096	5,192	5,224
Accrued expenses:
Payroll and related benefits	7,600	6,676	10,302	5,372	7,895	6,913
Insurance, including self-insurance	5,838	6,088	5,531	5,861	5,936	5,904
Other	3,622	3,177	1,563	1,927	3,325	3,570

Total current liabilities	46,425	272,396	270,783	258,784	264,257	264,776

Long term debt and capital leases	233,105	64	51	38	25	12
Deferred tax liability	5,678	6,760	7,841	8,910	9,966	11,029
Other noncurrent liabilities	51	51	8	5	5	4

Total noncurrent liabilities	238,834	6,874	7,900	8,952	9,996	11,046

Total liabilities	285,259	279,271	278,683	267,736	274,253	275,822

Minority interest	549	484	462	476	418	436

Common stock, paid-in capital	176,185	176,740	176,963	177,045	177,057	177,120
Retained earnings	(202,098)	(202,098)	(202,098)	(201,581)	(201,581)	(201,581)
Current year income	(1,577)	(994)	517	(5,170)	(9,159)	(11,879)

Total equity	(27,490)	(26,351)	(24,618)	(29,706)	(33,683)	(36,340)

Total liabilities & equity	258,318	253,404	254,527	238,507	240,988	239,918

American HomePatient, Inc.
Cash Flow Statements for the Third Quarter and Nine Months 2009 and 2008
(in 000’s)

	Third Quarter		Nine Months
	Actual	PY	Actual	PY

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)	(2,720)	583	(11,879)	(993)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	6,579	7,242	19,630	22,910
Equity in earnings of unconsolidated joint ventures	(911)	(1,169)	(2,498)	(3,011)
Deferred Income Tax Expense	1,064	1,082	3,189	3,286
Stock option expense	63	105	215	607
Change of control expense	(3)	—	(6)	—
Minority interest	91	92	235	209

Changes in assets and liabilities:
Accounts receivables	3,438	1,864	12,226	8,925
Inventories	835	1,299	(751)	561
Prepaid expenses and other current assets	870	8	4,505	6,970
Accounts payable, other payables and accrued expenses	365	(1,831)	45	(9,913)
Other assets and liabilities	(112)	390	1,781	1,416
Due to unconsolidated joint ventures, net	2,121	1,201	7,380	3,921

Net cash provided from (used in) operating activities	11,679	10,866	34,071	34,887

CASH FLOWS FROM INVESTING ACTIVITIES:

Additions to property and equipment, net of equipment converted to a sale	(5,968)	(6,051)	(17,234)	(16,091)

Net cash provided from (used in) investing activities	(5,968)	(6,051)	(17,234)	(16,091)

CASH FLOWS FROM FINANCING ACTIVITIES:

Distributions to minority interest owners	(73)	(157)	(260)	(274)
Principal payments on long-term debt and capital leases	(109)	(4,786)	(6,395)	(9,368)
Proceeds (principal payments) on short-term note payable	250	—	250	(274)

Net cash provided from (used in) financing activities	68	(4,943)	(6,405)	(9,917)

INCREASE (DECREASE) IN CASH	5,779	(128)	10,432	8,878

CASH AND CASH EQUIVALENTS, beginning of period	18,141	20,025	13,488	11,019

CASH AND CASH EQUIVALENTS, END of period	23,920	19,897	23,920	19,897

American HomePatient, Inc.
Capital Expenditure and Free Cash Flow Analysis
For the Third Quarter and Nine Months Ended September 30, 2009 and 2008

	Third Quarter			Nine Months
(In Thousands)	Actual	PY	Budget	Actual	PY	Budget

Capital Expenditures:
CPAP	3,422	3,894	3,268	9,400	9,780	9,534
% of CPAP Rental Revenue	49.0%	46.2%	38.9%	44.2%	37.7%	38.9%
Oxygen	1,044	945	1,224	3,272	2,658	3,614
% of Oxygen Rental Revenue	4.4%	3.3%	4.9%	4.7%	3.1%	5.0%
All Other Rental	843	807	706	2,468	2,377	2,202

Total Rental Capex	5,310	5,646	5,198	15,140	14,815	15,350
Non-Rental Capex	866	759	809	2,651	2,070	3,399

Total Capital Expenditures	6,175	6,405	6,007	17,791	16,885	18,748

Net Book Value of Fixed Asset Retirements:
Rental Equip Converted to a Sale (Non-Cash Cost of Sales)	208	355	208	557	796	557
Rental Equip Converted to Patient Owned (Rental Depreciation)	1,136	879	900	3,147	2,631	2,700

Total Net Book Value of Fixed Asset Retirements	1,344	1,234	1,108	3,705	3,426	3,257

Free Cash Flow:
EBITDA	9,117	12,784	10,051	23,243	37,298	25,473
Add: NBV of Rental Equipment Converted to a Sale	208	355	208	557	796	557
Less: Capital Expenditures	6,175	6,405	6,007	17,791	16,885	18,748
Less: Interest Expense	3,912	3,944	3,745	11,600	11,758	11,217

Free Cash Flow	(763)	2,791	506	(5,591)	9,451	(3,935)

American HomePatient, Inc.
Accounts Receivable Aging Trend
Total Aged Accounts Receivable
(000s)

		31 to	61 to	91 to	121 to	151 to	181 to	211 to	241 to	over	Sub-Total
	Current	60 days	90 days	120 days	150 days	180 days	210 days	240 days	360 days	360 days	over 120 days	Total

September 30, 2008	20,278	5,444	3,301	2,326	1,192	863	730	576	1,554	(528)	4,389	35,738
	57%	15%	9%	7%	3%	2%	2%	2%	4%	-1%	12%	100%

October 31, 2008	19,331	5,019	3,070	2,089	1,207	728	612	547	1,484	(516)	4,062	33,571
	58%	15%	9%	6%	4%	2%	2%	2%	4%	-2%	12%	100%

November 30, 2008	19,178	5,879	3,011	1,989	1,101	815	521	462	1,247	(382)	3,764	33,821
	57%	17%	9%	6%	3%	2%	2%	1%	4%	-1%	11%	100%

December 31, 2008	23,957	5,624	3,428	1,969	985	717	579	391	1,144	(823)	2,993	37,971
	63%	15%	9%	5%	3%	2%	2%	1%	3%	-2%	8%	100%

January 31, 2009	18,221	5,244	2,776	2,190	1,012	636	514	424	1,082	(845)	2,824	31,255
	58%	17%	9%	7%	3%	2%	2%	1%	3%	-3%	9%	100%

February 28, 2009	18,050	6,392	3,106	1,951	1,189	663	444	394	1,004	(1,042)	2,653	32,152
	56%	20%	10%	6%	4%	2%	1%	1%	3%	-3%	8%	100%

March 31, 2009	18,394	5,472	2,485	2,089	1,006	790	424	283	914	(971)	2,445	30,885
	60%	18%	8%	7%	3%	3%	1%	1%	3%	-3%	8%	100%

April 30, 2009	17,508	5,191	2,835	2,004	1,058	657	537	329	818	(893)	2,507	30,044
	58%	17%	9%	7%	4%	2%	2%	1%	3%	-3%	8%	100%

May 31, 2009	17,722	5,274	3,232	2,025	1,063	631	397	368	712	(881)	2,290	30,543
	58%	17%	11%	7%	3%	2%	1%	1%	2%	-3%	7%	100%

June 30, 2009	18,521	4,463	2,774	1,971	920	620	359	285	695	(945)	1,933	29,662
	62%	15%	9%	7%	3%	2%	1%	1%	2%	-3%	7%	100%

July 31, 2009	16,838	4,478	2,537	1,820	823	533	390	247	591	(941)	1,643	27,316
	62%	16%	9%	7%	3%	2%	1%	1%	2%	-3%	6%	100%

August 31, 2009	16,969	3,946	2,409	1,576	748	476	354	266	574	(895)	1,524	26,423
	64%	15%	9%	6%	3%	2%	1%	1%	2%	-3%	6%	100%

September 30, 2009	16,594	4,037	2,214	1,509	686	420	298	292	585	(873)	1,407	25,762
	64%	16%	9%	6%	3%	2%	1%	1%	2%	-3%	5%	100%

EXHIBIT 4
Preliminary Budget for 2010
Distributed to the CEO and Board of Directors

American HomePatient, Inc.
2010 Budget — General Assumptions
Revenues:
•	CPAP supply sales for traditional AHOM patients assume a 15.0% growth over prior year supply sales. The company will achieve this growth by improving caller conversion rate as a result of increasing average call contacts per patients and continued efforts to reduce patient attrition rates. For 2009, the company is projected to achieve 27.5% growth. See page 14 of the budget package for detail of CPAP supply model.

•	CPAP supply sales for new patients obtained through other initiatives (NPS). The budget includes $4.95 million for NPS sales in 2010. The company believes this will be achieved by increasing supply sales through CPAP adherence program, national Aetna contract, auto shipment program, mining OSA diagnosed patients not currently in the CPAP supply patient database, and other CPAP supply initiatives.

•	CPAP device sales and rentals (excluding revenue from RePAP initiative) assumes a 3% revenue growth over annualized fourth quarter 2009 projected revenue. CPAP placement growth based on most recent months of actual activity has averaged approximately 2.7%. The CPAP line of business continues to be a focus area for the company.

•	CPAP device replacement initiative (RePAP). The budget includes an additional $4.5 million of revenue for the RePAP initiative. The company estimates there are 28,000 patients prior to 2005 that are potentially eligible for a new CPAP machine and an additional 21,000 that could be eligible for RePAP in 2010. The $4.5 million revenue number assumes that the company will be able to convert 20% of the Medicare eligible CPAP patients and 10% of the non-Medicare eligible CPAP patients. See page 15 of the budget package for detail of RePAP revenue.

•	Oxygen revenue assumes the company achieves market growth of 6.0% in placements, resulting in census growth of 7.1% compared to census at 12/31/2009. Additionally, oxygen revenue includes a $500,000 Medicare reimbursement cut related to stationary equipment. This reimbursement cut was scheduled as part of the Deficit Reduction Act. See page 16 of the budget package for detail of oxygen revenue model.

•	Other non-focus product lines generally assume revenue to decline compared to fourth quarter 2009 run-rate.

•	Competitive bidding. The budget does not reflect any impact from competitive bidding since contracts awarded from competitive bidding will not be effective until January 1, 2011.

•	Revenue deductions are assumed to be 4.9% of gross revenue, consistent with the current run-rate in 2009.

American HomePatient, Inc.
2010 Budget — General Assumptions
Cost of sales and cost of rentals:
•	Cost of sales and cost of rentals were generally determined based on the most recent run-rates in 2009. For the year, cost of sales as a percent of sales for 2010 is budgeted to be 46.7% compared to 48.6% projected for 2009. This decrease in cost of sales percent is primarily due to the growth in CPAP supply sales for 2010, which has a higher gross margin than the other product categories. Cost of rentals as a percent of rentals for 2010 is budgeted to be 21.0%, which is consistent with 2009.
Bad debt expense:
•	Bad debt expense is budgeted at 2.0%, which is consistent with projected fourth quarter 2009 run-rate. For 2009, bad debt expense is projected to come in at 1.6% of net revenue.
Operating and G&A expenses:
•	Operating and general and administrative expense line items were primarily budgeted based on projected run-rates in fourth quarter 2009, except for savings related to rent from facility space reductions. Estimated savings from rent reduction in 2010 is budgeted to be $307,000.
Other notes:
•	The preliminary budget includes higher interest expense based on the current proposed plan to restructure the debt.

•	The preliminary budget does not reflect any cost reductions associated with being a private company, which is estimated to be approximately $2.0 million.

American HomePatient, Inc.
Summary Income Statements
2010 Budget

		Preliminary
	(ver. 9.25.09)	Budget
	Reforecast	12 Mos.	Variance
(In Thousands)	2009	2010	Fav / Unfav)

Sales Revenue	105,959	117,191	11,232
Rental Revenue	140,773	148,514	7,741
Revenue Deductions	(12,403)	(13,007)	(604)
% of gross revenue	5.0%	4.9%

Net Revenue	234,329	252,697	18,369

Cost of Sales	51,544	54,677	(3,133)
% of Sales Revenue	48.6%	46.7%

Cost of Rentals (including Rental Equipment Depreciation)	30,008	31,236	(1,228)
% of Rental Revenue	21.3%	21.0%

Gross Margin	152,777	166,785	14,008
% of Net Revenue	65.2%	66.0%

Operating Expenses	124,643	123,957	686
% of Net Revenue	53.2%	49.1%

Bad Debt Expense	3,778	5,050	(1,272)
% of Net Revenue	1.6%	2.0%

G&A Expenses (Note A)	19,352	20,401	(1,050)
% of Net Revenue	8.3%	8.1%

Depreciation (Non-Rental) & Amortization	4,025	4,152	(127)

Earnings from Joint Ventures	(5,238)	(5,400)	162

Total Expenses	146,560	148,161	(1,601)
% of Net Revenue	62.5%	58.6%

Operating Profit	6,217	18,624	12,407
% of Net Revenue	2.7%	7.4%

Interest Expense, net	15,345	20,208	(4,863)
Loss (Gain) on Sale of Centers	(112)	—	(112)
Change of Control Costs	(9)	—	(9)
Other (Income) Expense	(388)	—	(388)
Debt Refinancing Expense	709	—	709

Pre-Tax Income	(9,328)	(1,584)	7,744
% of Net Revenue	-4.0%	-0.6%	42.2%

Tax Provision	5,009	5,220	(211)

Net Income	(14,337)	(6,804)	7,533

% of Net Revenue	-6.1%	-2.7%

EBITDA Calculation:
Net Income	(14,337)	(6,804)	7,533
Add: Interest Expense, net	15,345	20,208	4,863
Add: Rental Equipment Depreciation	22,000	22,439	438
Add: Depreciation (Non-Rental) and Amortization	4,025	4,152	127
Add: Tax Provision	5,009	5,220	211
Add: Change of Control Costs	(9)	—	9
Add: Loss on Sale of Centers	(112)	—	112
Add: Debt Refinancing Expense	709	—	(709)

EBITDA	32,631	45,214	12,584
% of Net Revenue	13.9%	17.9%
Note (A): Corporate bonus expense for 2009 assumed at a 50% payout rate based on projected EBITDA results.

American HomePatient, Inc.
2010 Budget Income Statement by Quarter

	2009 Reforecast					2010 Budget
(In Thousands)	Q1 A	Q2 A	Q3A	Q4 F	2009 F	Q1 B	Q2 B	Q3B	Q4 B	2009 B
Sales Revenue	25,556	26,189	26,927	27,287	105,959	27,768	28,710	29,733	30,979	117,191
Rental Revenue	36,080	34,765	34,883	35,045	140,773	35,791	36,940	37,668	38,115	148,514
Revenue Deductions	(3,326)	(3,266)	(2,819)	(2,992)	(12,403)	(3,304)	(3,151)	(3,235)	(3,317)	(13,007)
% of gross revenue	5.4%	5.4%	4.6%	4.8%	5.0%	5.2%	4.8%	4.8%	4.8%	4.9%

Net Revenue	58,310	57,688	58,991	59,340	234,329	60,255	62,499	64,166	65,778	252,697
Cost of Sales	12,964	12,513	13,105	12,961	51,544	13,119	13,460	13,831	14,267	54,677
% of Sales Revenue	50.7%	47.8%	48.7%	47.5%	48.6%	47.2%	46.9%	46.5%	46.1%	46.7%
Cost of Rentals (including Rental Equipment Depreciation)	7,594	7,361	7,622	7,431	30,008	7,567	7,775	7,907	7,988	31,236
% of Rental Revenue	21.0%	21.2%	21.9%	21.2%	21.3%	21.1%	21.0%	21.0%	21.0%	21.0%

Gross Margin	37,752	37,814	38,264	38,947	152,777	39,569	41,264	42,428	43,523	166,785
% of Net Revenue	64.7%	65.5%	64.9%	65.6%	65.2%	65.7%	66.0%	66.1%	66.2%	66.0%
Operating Expenses	31,659	31,190	31,025	30,769	124,643	31,313	30,850	30,891	30,903	123,957
% of Net Revenue	54.3%	54.1%	52.6%	51.9%	53.2%	52.0%	49.4%	48.1%	47.0%	49.1%
Bad Debt Expense	1,229	849	513	1,187	3,778	1,205	1,250	1,283	1,312	5,050
% of Net Revenue	2.1%	1.5%	0.9%	2.0%	1.6%	2.0%	2.0%	2.0%	2.0%	2.0%
G&A Expenses	5,096	4,986	4,961	4,309	19,352	5,040	5,077	5,175	5,109	20,401
% of Net Revenue	8.7%	8.6%	8.4%	7.3%	8.3%	8.4%	8.1%	8.1%	7.8%	8.1%
Depreciation (Non-Rental) & Amortization	993	983	1,011	1,038	4,025	1,038	1,038	1,038	1,038	4,152
Earnings from Joint Ventures	(1,126)	(1,385)	(1,377)	(1,350)	(5,238)	(1,350)	(1,350)	(1,350)	(1,350)	(5,400)

Total Expenses	37,851	36,623	36,133	35,953	146,560	37,246	36,865	37,038	37,012	148,161
% of Net Revenue	64.9%	63.5%	61.3%	60.6%	62.5%	61.8%	59.0%	57.7%	56.3%	58.6%
Operating Profit	(99)	1,191	2,131	2,994	6,217	2,323	4,399	5,390	6,511	18,624
% of Net Revenue	-0.2%	2.1%	3.6%	5.0%	2.7%	3.9%	7.0%	8.4%	9.9%	7.4%
Interest Expense, net	3,866	3,822	3,912	3,745	15,345	5,052	5,052	5,052	5,052	20,208
Loss (Gain) on Sale of Centers	(100)	—	(12)	—	(112)	—	—	—	—	—
Change of Control Costs	(3)	(3)	(3)	—	(9)	—	—	—	—	—
Other (Income) Expense	115	(98)	(405)	—	(388)	—	—	—	—	—
Debt Refinancing Expense	31	192	486	—	709	—	—	—	—	—

Pre-Tax Income	(4,008)	(2,722)	(1,847)	(751)	(9,328)	(2,729)	(653)	338	1,459	(1,584)
% of Net Revenue	-6.9%	-4.7%	-3.1%	-1.3%	-4.0%	-4.5%	-1.0%	0.5%	2.2%	-0.6%
Tax Provision	1,164	1,266	1,274	1,305	5,009	1,305	1,305	1,305	1,305	5,220

Net Income	(5,172)	(3,988)	(3,121)	(2,056)	(14,336)	(4,034)	(1,958)	(967)	154	(6,804)

% of Net Revenue	-8.9%	-6.9%	-5.3%	-3.5%	-6.1%	-6.7%	-3.1%	-1.5%	0.2%	-2.7%
EBITDA Calculation:
Net Income	(5,172)	(3,988)	(3,121)	(2,056)	(14,337)	(4,034)	(1,958)	(967)	154	(6,804)
Add: Interest Expense, net	3,866	3,822	3,912	3,745	15,345	5,052	5,052	5,052	5,052	20,208
Add: Rental Equipment Depreciation	5,695	5,382	5,568	5,355	22,000	5,446	5,587	5,675	5,730	22,439
Add: Depreciation (Non-Rental) and Amortization	993	983	1,011	1,038	4,025	1,038	1,038	1,038	1,038	4,152
Add: Tax Provision	1,164	1,266	1,274	1,305	5,009	1,305	1,305	1,305	1,305	5,220
Add: Change of Control Costs	(3)	(3)	(3)	—	(9)	—	—	—	—	—
Add: Gain on Sale of Centers	(100)	—	(12)	—	(112)	—	—	—	—	—
Add: Debt Refinancing Expense	31	192	486	—	709	—	—	—	—

EBITDA	6,474	7,654	9,115	9,387	32,631	8,808	11,024	12,104	13,279	45,214
% of Net Revenue	11.1%	13.3%	15.5%	15.8%	13.9%	14.6%	17.6%	18.9%	20.2%	17.9%

American HomePatient, Inc
2010 Budget

	Forecast	Budget
	2009	2010	2010 Assumptions / Notes

Sales:

Aermeds	13,556	14,014
Growth %	-16.5%	3.4%

CPAP	9,493	9,749	3% growth based on Q4 2009 annualized run-rate
Growth %	-1.7%	2.7%
CPAP Supplies	47,566	54,697	See CPAP supply model
Growth %	27.5%	15.0%
CPAP Supplies — Field Supply Sales	616	840
CPAP Supplies — Other	80	4,950	Includes sales for RePAP, CPAP adherence

CPAP Supply Sub-Total	48,262	60,487	program, Aetna contract, auto-shipment program,
	28.9%	25.3%	1951 patients, and other supply initiatives.

Total CPAP	57,755	70,236
Growth %	22.6%	21.6%

Other Respiratory Sales	4,239	4,161	Based on Q4 run-rate and reduced by $15k in Q1, $36k
Growth %	-15.0%	-1.9%	in Q2, $10k in Q3 and $24k in Q4.

Respiratory Sales	75,551	88,412
Growth %	10.6%	17.0%

Enteral	13,657	13,189	Based on detail trending at an area and branch level
Growth %	-12.0%	-3.4%
Other Infusion Sales	9,004	8,800	Assume $2.2 million per quarter
Growth %	-26.3%	-2.3%

Infusion Sales	22,661	21,989
Growth %	-18.3%	-3.0%

Diabetes Supplies	650	720	Assume $60k per month based on historical tremds
Growth %	42.9%	10.8%
Other HME/Misc Sales	7,097	6,071	Assume declining revenue each quarter.
Growth %	-47.7%	-14.5%

HME/Misc Sales	7,747	6,791
Growth %	-44.7%	-12.3%

Total Sales Revenue	105,959	117,191
Growth %	-3.7%	10.6%

Rentals:

Oxygen	94,363	100,747	See oxygen census model.
Growth %	-18.6%	6.8%
Oxygen cuts	—	(508)	See oxygen census model.
CPAP Rentals	28,256	28,362	See CPAP revenue worksheet
Growth %	-17.2%	0.4%
RePAP Initiative		4,462	See RePAP analysis
Vent Rentals	2,039	1,845	Assume declining revenue during 2010
Other Respiratory Rentals	5,416	5,400
Deferred revenue — Respiratory	858	(538)

Respiratory Rentals	130,933	139,770
Growth %	-17.3%	6.7%

Infusion Rentals	609	600	Assume flat with Q4 run-rate
Growth %	-19.0%	-1.5%

HME/Misc Rentals	9,160	8,160	Assume declining revenue each quarter during 2010
Growth %	-23.0%	-10.9%
Deferred revenue — HME	71	(16)

HME Rentals	9,231	8,144
Growth %	-22.4%	-11.8%

Total Rental Revenue	140,773	148,514
Growth %	-17.7%	5.5%

American HomePatient, Inc
2010 Budget

	Forecast	Budget
	2009	2010	2010 Assumptions / Notes
Gross Revenue	246,732	265,705
Growth %	-12.2%	7.7%
Revenue Deductions	12,403	13,007
% of gross revenue	5.0%	4.9%

Net Revenue	234,329	252,697

Aermeds COGS	12,298	12,079
% of Aermeds Sales	90.7%	86.2%
CPAP unit COGS	3,937	4,043
% of CPAP Sales	41.5%	41.5%
CPAP Supply COGS	17,630	21,473
% of CPAP Supply COGS	36.5%	35.5%
Other Respiratory COGS	1,917	1,882
% of Other Respiratory Sales	45.2%	45.2%

Total Respiratory COGS	35,782	39,477
% of Total Respiratory Sales	47.4%	44.7%

Enteral COGS	6,194	5,981
% of Enteral Sales	45.4%	45.4%
Other Infusion COGS	5,232	5,114
% of Other Infusion Sales	58.1%	58.1%

Total Infusion COGS	11,426	11,095
% of Total Infusion Sales	50.4%	50.5%

Diabetes Supplies COGS	387	429
% of Diabetes Supplies Sales	59.6%	59.6%
Other HME/Misc COGS	3,493	3,016
% of Other HME/Misc Sales	49.2%	49.7%

Total HME/Misc COGS	3,880	3,445
% of HME/Misc Sales	50.1%	50.7%

Physical Inventory Adjustment	(106)	(300)
Rental Conversion/Disposals	(1,269)	(1,200)
Freight-In	1,848	1,920
Other COGS	(18)	240

Total Other Cost of Sales	455	660

Total COGS	51,544	54,677
% of Total Sales	48.6%	46.7%

Rental Repairs	752	890
Rental Supplies	1,843	1,907
O2 Content	4,180	4,640
Cylinder Repair and Testing	516	572
Third Party Oxygen Delivery	326	381
Medical Equipment Lease	200	216
Other COR	191	191

Cost of Rentals	8,008	8,798
% of Rental Revenue before cuts	5.7%	5.9%

Rental Equipment Depreciation	17,613	18,119
% of rental revenue	12.5%	12.2%
Rental Equipment Physical Adjustment	(162)	—
Convert to Patient Owned	4,228	4,320
Rental reserve adj.	321	—
Total Rental Equipment Depreciation	22,000	22,439
% of Rental Revenue	15.6%	15.1%

Total Cost of Rentals	30,008	31,236
% of Total Rentals	21.3%	21.0%

Gross Margin	152,777	166,785

% of Net Revenue	65.2%	66.0%

American HomePatient, Inc
2010 Budget

	Forecast	Budget
	2009	2010	2010 Assumptions / Notes
Areas and other field	35,782	34,877
AQM reductions	(12)	—
Clinical FTE reductions	(33)	—
Billing centers	12,205	11,463
Account executives	6,816	6,794
CPAP call center	4,909	5,534
Tampa pharmacy	1,224	1,189
Patient service centers	3,781	3,756
Purchasing center	185	141
Repair center	283	306
Merit Increases - 2010	—	639
Merit Increases - 2009	22	—
Overtime	1,544	1,488

Total Salary & Wages	66,533	66,188
Total Field Head Count
Payroll Tax	6,043	5,906
% of salary and wages	9.1%	8.9%
Group Insurance	5,830	5,957
% of salary and wages	8.8%	9.0%
Commissions	3,309	3,600
Car Allowances	1,352	1,308
Management Incentive	2,624	2,640
Sign On/Referral Bonus	53	—
Contract Labor	1,127	1,140
Other Employee Expense	113	—

Total Employee Expense	86,984	86,739
% of Net Revenue	37.1%	34.3%

Travel & Entertainment	3,277	3,277
Vehicle Expense	3,563	3,720
Vehicle Expense Savings	—	—
Advertising & Marketing	1,036	984
Advertising & Marketing — DRA	384	—
Rent Expense	9,255	8,880
Rent savings	—	(307)
Utilities	1,632	1,632
Facility Expense	1,927	1,927
Insurance Expense	3,624	3,900
Taxes & Licenses	1,649	1,649
Telephone	4,574	4,620
Equipment & Supplies	2,291	2,291
Postage & Shipping	2,791	3,156
Consulting Fees	249	249
Employee Training & Related	284	224
Other Operating Expense	(498)	(660)
Collection Expense	1,093	1,080
Loss On Sale of Assets	(131)	(131)
Management Fee Expense	12	12
Minority Interest	312	360
Accreditation Expense	109	109
Meeting Expense	247	247
Br. actions assoc. closure or reduction of losses Other non-personnel — FSS & DRA	—	—

Total Non-personnel expenses	37,680	37,219

Plan B Savings	(21)	—

Total Operating Expenses	124,643	123,957
% of Net Revenue	53.2%	49.1%

Bad Debt Expense	3,778	5,050
% of Net Revenue	1.6%	2.0%

General & Administrative:
Salaries	8,003	8,032
Severance	75	75
Payroll Tax	550	552
Employee Benefits	789	792

American HomePatient, Inc
2010 Budget

	Forecast	Budget
	2009	2010	2010 Assumptions / Notes
Car Allowance	97	92
Management Incentive	800	1,800
Stock Option Expense	276	276
Vacation Accrual	33	60
Contract Labor	506	506
Travel & Entertainment	408	408
Advertising & Marketing	107	107
Rent Expense	667	656
Utilities	4	12
Facility Expense	98	84
Insurance Expense	1,007	1,020
Other Taxes & Licenses	136	136
Telephone	892	892
Office Supplies	73	73
Equipment & Maintenance	1,658	1,658
Postage & Shipping	53	53
Consulting Fees	236	236
Systems Consulting	21	21
Lobby Consulting	300	300
Legal Fees	642	642
Audit/Tax Fees	998	996
Board Compensation	241	241
Employee Training & Related	284	284
Payroll Bank Expense	126	126
401K Expense	12	12
Meeting Expense	70	70
Other G&A	190	190

Total G&A Expenses	19,352	20,401
% of Net Revenue	8.3%	8.1%

Depreciation(Non-Rental) & Amortization	4,025	4,152

Earnings From Joint Ventures	(5,238)	(5,400)

Total Expenses	146,560	148,161
% of Net Revenue	62.5%	58.6%

Operating Profit	6,217	18,624
% of Net Revenue	2.7%	7.4%

Interest Expense	15,345	20,208
Loss (Gain) on Sale of Centers	(112)	—
Change of Control Costs	(9)	—
Other (Income) Expense	(388)	—
Debt Refinancing Expense	709	—

Pre-Tax Income	(9,328)	(1,584)

% of Net Revenue	-4.0%	-0.6%

Tax Provision	5,009	5,220

Net Income	(14,337)	(6,804)

% of Net Revenue	-6.1%	-2.7%

EBITDA Calculation
Net Income	(14,337)	(6,804)
Add: Interest Expense, net	15,345	20,208
Add: Rental Equipment Depreciation	22,000	22,439
Add: Depreciation(Non-Rental) & Amortization	4,025	4,152
Add: Tax Provision	5,009	5,220
Add: Change of Control Costs	(9)	—
Less: Gain on Sale of Centers	(112)	—
Less: Debt Refinancing Expense	709

EBITDA	32,631	45,214
% of Net Revenue	13.9%	17.9%

American HomePatient, Inc.
2010 Budgeted Balance Sheet

	Projected	Budgeted	Budgeted	Budgeted	Budgeted
(In Thousands)	Dec. 31, 09	Mar-2010	Jun-2010	Sep-2010	Dec-2010

Cash & Equivalents	22,168	15,037	20,244	21,696	16,744
Restricted Cash	250	250	250	250	250
Accounts Receivable, Net	26,492	26,900	27,902	28,647	29,368
Days Sales Outstanding	41.0	41.0	41.0	41.0	41.0
Inventories, net	9,427	9,541	9,789	10,059	10,376
Inventory Turns	5.5	5.5	5.5	5.5	5.5
Prepaid Expenses and Other Current Assets	10,273	6,887	6,165	5,307	9,307

Total Current Assets	68,610	58,615	64,350	65,959	66,046

Property and equipment, net	31,067	30,844	30,832	30,832	30,873

Goodwill	122,093	122,093	122,093	122,093	122,093
Investment-JVs, Net Of Advances	4,000	7,956	5,035	3,825	4,000
Other non-current	14,810	14,810	14,810	14,810	14,810

Total Non-Current Assets	171,970	175,703	172,770	171,560	171,776

Total Assets	240,580	234,318	237,120	237,519	237,821

Current Portion-Long Term Debt	226,409	226,409	226,409	226,409	226,409
Accounts Payable-Trade	16,203	15,865	16,203	16,422	16,690
Days Payables Outstanding	51	51	51	51	51
Other payables	1,074	1,074	1,074	1,074	1,074
Short-term note payable	—	—	—	250	—
Deferred Revenue	5,294	5,667	6,242	6,387	6,461
Accrued Expenses:
Payroll and related benefits	9,122	5,119	7,656	7,147	6,836
Insurance, including self-insurance	5,800	5,800	5,800	5,800	5,800
Other	2,920	3,579	3,811	3,994	3,281

Total Current Liabilities	266,822	263,515	267,196	267,483	266,552

Long Term Debt and Capital Leases	12	12	12	12	12
Deferred tax liability	12,108	13,187	14,266	15,345	16,424
Other Non-Current Liabilities	4	4	4	4	4

Total noncurrent liabilities	12,124	13,203	14,282	15,361	16,440

Total Liabilities	278,947	276,719	281,479	282,844	282,992

Minority Interest	430	430	430	430	430

Common Stock, Paid-In Capital	177,120	177,120	177,120	177,120	177,120
Retained Earnings	(201,581)	(215,916)	(215,916)	(215,916)	(215,916)
Current Year Income	(14,335)	(4,034)	(5,991)	(6,958)	(6,804)

Total Equity	(38,797)	(42,831)	(44,788)	(45,755)	(45,601)

Total Liabilities & Equity	240,580	234,318	237,120	237,519	237,821

American Home Patient, Inc.
2010 Budgeted Statement of Cash Flows

	Budgeted	Budgeted	Budgeted	Budgeted	Budgeted
(In Thousands)	Q1 2010	Q2 2010	Q3 2010	Q4 2010	2010

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	$(4,034)	$(1,958)	$(967)	$154	$(6,804)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,484	6,625	6,713	6,768	26,591
Deferred tax expense	1,079	1,079	1,079	1,079	4,316

Change in working capital	(443)	3,153	130	(5,969)	(3,129)
Other assets and liabilities changes	(3,956)	2,921	1,210	(175)	(0)

Net cash provided by operating activities	(870)	11,821	8,165	1,857	20,973

CASH FLOWS FROM INVESTING ACTIVITIES:

Additions to property and equipment, net	(6,261)	(6,613)	(6,713)	(6,809)	(26,396)

CASH FLOWS FROM FINANCING ACTIVITIES:

Principal (payments) borrowings on long-term debt and capital leases	(0)	(0)	(0)	(0)	(0)
Restricted cash	—	—	—	—	—

Net cash used in financing activities	(0)	(0)	(0)	(0)	(0)

INCREASE IN CASH AND CASH EQUIVALENTS	(7,131)	5,208	1,452	(4,952)	(5,424)

CASH AND CASH EQUIVALENTS, beginning of period	22,168	15,037	20,244	21,696	22,168

CASH AND CASH EQUIVALENTS, end of period	$15,037	$20,244	$21,696	$16,744	$16,744

American HomePatient, Inc.
2010 Budget Income Statement by Month

	2010 Budget
(In Thousands)	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Total

Sales Revenue	8,959	9,068	9,742	9,668	9,351	9,691	9,789	10,048	9,897	10,074	10,085	10,820	117,191
Rental Revenue	11,931	11,973	11,887	12,312	12,382	12,246	12,539	12,593	12,536	12,674	12,742	12,700	148,514
Revenue Deductions	(1,107)	(1,094)	(1,103)	(1,055)	(1,043)	(1,053)	(1,072)	(1,087)	(1,077)	(1,092)	(1,096)	(1,129)	(13,007)
% of gross revenue	5.3%	5.2%	5.1%	4.8%	4.8%	4.8%	4.8%	4.8%	4.8%	4.8%	4.8%	4.8%	4.9%

Net Revenue	19,782	19,947	20,526	20,925	20,690	20,883	21,256	21,554	21,356	21,655	21,731	22,391	252,697

Cost of Sales	4,238	4,275	4,606	4,546	4,372	4,542	4,557	4,680	4,595	4,656	4,660	4,952	54,677
% of Sales Revenue	47.3%	47.1%	47.3%	47.0%	46.8%	46.9%	46.5%	46.6%	46.4%	46.2%	46.2%	45.8%	46.7%

Cost of Rentals (including Rental Equipment Depreciation)	2,522	2,530	2,514	2,591	2,604	2,579	2,633	2,642	2,632	2,657	2,669	2,662	31,236
% of Rental Revenue	21.1%	21.1%	21.2%	21.0%	21.0%	21.1%	21.0%	21.0%	21.0%	21.0%	20.9%	21.0%	21.0%

Gross Margin	13,022	13,142	13,406	13,788	13,714	13,762	14,067	14,232	14,129	14,343	14,402	14,778	166,785
% of Net Revenue	65.8%	65.9%	65.3%	65.9%	66.3%	65.9%	66.2%	66.0%	66.2%	66.2%	66.3%	66.0%	66.0%

Operating Expenses	10,804	9,991	10,518	10,200	10,389	10,261	10,394	10,376	10,122	10,372	10,163	10,368	123,957
% of Net Revenue	54.6%	50.1%	51.2%	48.7%	50.2%	49.1%	48.9%	48.1%	47.4%	47.9%	46.8%	46.3%	49.1%

Bad Debt Expense	396	399	411	419	414	418	425	431	427	433	435	444	5,050
% of Net Revenue	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%

G&A Expenses	1,701	1,631	1,708	1,684	1,710	1,683	1,705	1,711	1,759	1,706	1,682	1,721	20,401
% of Net Revenue	8.6%	8.2%	8.3%	8.0%	8.3%	8.1%	8.0%	7.9%	8.2%	7.9%	7.7%	7.7%	8.1%

Depreciation (Non-Rental) & Amortization	346	346	346	346	346	346	346	346	346	346	346	346	4,152

Earnings from Joint Ventures	(450)	(450)	(450)	(450)	(450)	(450)	(450)	(450)	(450)	(450)	(450)	(450)	(5,400)

Total Expenses	12,797	11,917	12,533	12,198	12,409	12,258	12,420	12,414	12,204	12,407	12,176	12,429	148,161
% of Net Revenue	64.7%	59.7%	61.1%	58.3%	60.0%	58.7%	58.4%	57.6%	57.1%	57.3%	56.0%	55.5%	58.6%

Operating Profit	225	1,225	872	1,590	1,305	1,505	1,647	1,818	1,925	1,936	2,227	2,349	18,624
% of Net Revenue	1.1%	6.1%	4.3%	7.6%	6.3%	7.2%	7.7%	8.4%	9.0%	8.9%	10.2%	10.5%	7.4%

Interest Expense, net	1,684	1,684	1,684	1,684	1,684	1,684	1,684	1,684	1,684	1,684	1,684	1,684	20,208

Pre-Tax Income	(1,459)	(459)	(812)	(94)	(379)	(179)	(37)	134	241	252	543	665	(1,584)
% of Net Revenue	-7.4%	-2.3%	-4.0%	-0.5%	-1.8%	-0.9%	-0.2%	0.6%	1.1%	1.2%	2.5%	3.0%	-0.6%

Tax Provision	435	435	435	435	435	435	435	435	435	435	435	435	5,220

Net Income	(1,894)	(894)	(1,247)	(529)	(814)	(614)	(472)	(301)	(194)	(183)	108	230	(6,804)

% of Net Revenue	-9.6%	-4.5%	-6.1%	-2.5%	-3.9%	-2.9%	-2.2%	-1.4%	-0.9%	-0.8%	0.5%	1.0%	-2.7%

EBITDA Calculation:

Net Income	(1,894)	(894)	(1,247)	(529)	(814)	(614)	(472)	(301)	(194)	(183)	108	230	(6,804)
Add: Interest Expense, net	1,684	1,684	1,684	1,684	1,684	1,684	1,684	1,684	1,684	1,684	1,684	1,684	20,208
Add: Rental Equipment Depreciation	1,816	1,821	1,810	1,862	1,871	1,854	1,890	1,896	1,889	1,906	1,914	1,909	22,439
Add: Depreciation (Non-Rental) and Amortization	346	346	346	346	346	346	346	346	346	346	346	346	4,152
Add: Tax Provision	435	435	435	435	435	435	435	435	435	435	435	435	5,220

EBITDA	2,387	3,392	3,029	3,798	3,522	3,705	3,883	4,061	4,160	4,188	4,487	4,604	45,214
% of Net Revenue	12.1%	17.0%	14.8%	18.1%	17.0%	17.7%	18.3%	18.8%	19.5%	19.3%	20.6%	20.6%	17.9%

American HomePatient, Inc.
2010 Budgeted Balance Sheet

	Projected	Budgeted	Budgeted	Budgeted	Budgeted	Budgeted	Budgeted	Budgeted	Budgeted	Budgeted	Budgeted	Budgeted	Budgeted
(In Thousands)	Dec. 31, 09	Jan 2010	Feb-2010	Mar-2010	Apr-2010	May-2010	Jun-2010	Jul-2010	Aug-2010	Sep-2010	Oct-2010	Nov-2010	Dec-2010

Cash & Equivalents	22,168	21,368	20,187	15,037	18,615	16,827	20,244	18,850	20,484	21,696	21,696	22,860	16,744
Restricted Cash	250	250	250	250	250	250	250	250	250	250	250	250	250
Accounts Receivable, Net	26,492	26,570	26,790	26,900	27,411	27,743	27,902	28,050	28,435	28,647	28,825	28,904	29,368
Days Sales Outstanding	41.0	41.0	41.0	41.0	41.0	41.0	41.0	41.0	41.0	41.0	41.0	41.0	41.0
Inventories, net	9,427	9,394	9,526	9,541	9,765	9,835	9,789	9,797	10,020	10,059	10,131	10,117	10,376
Inventory Turns	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5
Prepaid Expenses and Other Current Assets	10,273	7,671	7,011	6,887	6,288	6,048	6,165	6,610	5,437	5,307	5,107	4,907	9,307

Total Current Assets	68,610	65,253	63,764	58,615	62,329	60,703	64,350	63,556	64,626	65,959	66,009	67,038	66,046

Property and equipment, net	31,067	30,990	30,911	30,844	30,829	30,816	30,832	30,825	30,821	30,832	30,839	30,848	30,873

Goodwill	122,093	122,093	122,093	122,093	122,093	122,093	122,093	122,093	122,093	122,093	122,093	122,093	122,093
Investment-JVs, Net Of Advances	4,000	4,661	5,618	7,956	5,083	7,442	5,035	3,992	4,131	3,825	4,492	4,492	4,000
Other non-current	14,810	14,810	14,810	14,810	14,810	14,810	14,810	14,810	14,810	14,810	14,810	14,810	14,810

Total Non-Current Assets	171,970	172,555	173,432	175,703	172,815	175,161	172,770	171,719	171,855	171,560	172,234	172,243	171,776

Total Assets	240,580	237,808	237,196	234,318	235,144	235,864	237,120	235,276	236,481	237,519	238,243	239,281	237,821

Current Portion-Long Term Debt	226,409	226,409	226,409	226,409	226,409	226,409	226,409	226,409	226,409	226,409	226,409	226,409	226,409
Accounts Payable-Trade	16,203	16,355	15,826	15,865	16,044	16,131	16,203	16,239	16,419	16,422	16,490	16,499	16,690
Days Payables Outstanding	51	51	51	51	51	51	51	51	51	51	51	51	51
Other payables	1,074	1,074	1,074	1,074	1,074	1,074	1,074	1,074	1,074	1,074	1,074	1,074	1,074
Short-term note payable	—	—	—	—	—	—	—	413	332	250	170	90	—
Deferred Revenue	5,294	5,294	5,294	5,667	5,667	5,667	6,242	6,242	6,242	6,387	6,387	6,387	6,461
Accrued Expenses:
Payroll and related benefits	9,122	7,254	7,627	5,119	5,899	6,878	7,656	5,388	6,369	7,147	7,925	8,706	6,836
Insurance, including self-insurance	5,800	5,800	5,800	5,800	5,800	5,800	5,800	5,800	5,800	5,800	5,800	5,800	5,800
Other	2,920	3,396	3,475	3,579	3,617	3,725	3,811	3,899	3,965	3,994	3,775	3,637	3,281

Total Current Liabilities	266,822	265,584	265,506	263,515	264,511	265,685	267,196	265,464	266,611	267,483	268,030	268,602	266,552

Long Term Debt and Capital Leases	12	12	12	12	12	12	12	12	12	12	12	12	12
Deferred tax liability	12,108	12,468	12,828	13,187	13,547	13,906	14,266	14,626	14,985	15,345	15,705	16,064	16,424
Other Non-Current Liabilities	4	4	4	4	4	4	4	4	4	4	4	4	4

Total noncurrent liabilities	12,124	12,484	12,844	13,203	13,563	13,923	14,282	14,642	15,002	15,361	15,721	16,081	16,440

Total Liabilities	278,947	278,068	278,350	276,719	278,074	279,608	281,479	280,106	281,612	282,844	283,751	284,682	282,992

Minority Interest	430	430	430	430	430	430	430	430	430	430	430	430	430

Common Stock, Paid-In Capital	177,120	177,120	177,120	177,120	177,120	177,120	177,120	177,120	177,120	177,120	177,120	177,120	177,120
Retained Earnings	(201,581)	(215,916)	(215,916)	(215,916)	(215,916)	(215,916)	(215,916)	(215,916)	(215,916)	(215,916)	(215,916)	(215,916)	(215,916)
Current Year Income	(14,335)	(1,894)	(2,787)	(4,034)	(4,563)	(5,377)	(5,991)	(6,464)	(6,764)	(6,958)	(7,142)	(7,034)	(6,804)

Total Equity	(38,797)	(40,690)	(41,584)	(42,831)	(43,360)	(44,174)	(44,788)	(45,260)	(45,561)	(45,755)	(45,939)	(45,831)	(45,601)

Total Liabilities & Equity	240,580	237,808	237,196	234,318	235,144	235,864	237,120	235,276	236,481	237,519	238,243	239,281	237,821

American HomePatient, Inc.
2010 Budgeted Statement of Cash Flows

	Budgeted	Budgeted	Budgeted	Budgeted	Budgeted	Budgeted	Budgeted	Budgeted	Budgeted	Budgeted	Budgeted	Budgeted
(In Thousands)	Jan-10	Feb-10	Mar-10	Apr-10	May-10	Jun-10	Jul-10	Aug-10	Sep-10	Oct-10	Nov-10	Dec-10

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	$(1,894)	$(894)	$(1,247)	$(529)	$(814)	$(614)	$(472)	$(301)	$(194)	$(183)	$108	$230
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,162	2,167	2,156	2,208	2,217	2,200	2,236	2,242	2,235	2,252	2,260	2,255
Deferred tax expense	360	360	360	360	360	360	360	360	360	360	360	360

Change in working capital	1,318	231	(1,992)	860	1,012	1,281	(2,333)	1,711	752	497	706	(7,173)
Other assets and liabilities changes	(661)	(957)	(2,338)	2,873	(2,359)	2,407	1,043	(139)	306	(667)	(0)	492

Net cash provided by operating activities	1,285	906	(3,061)	5,772	416	5,633	834	3,872	3,459	2,258	3,434	(3,836)

CASH FLOWS FROM INVESTING ACTIVITIES:

Additions to property and equipment, net	(2,085)	(2,087)	(2,089)	(2,193)	(2,204)	(2,216)	(2,228)	(2,238)	(2,246)	(2,259)	(2,270)	(2,280)

CASH FLOWS FROM FINANCING ACTIVITIES:

Principal (payments) borrowings on long-term debt and capital leases	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)
Restricted cash	—	—	—	—	—	—	—	—	—	—	—	—

Net cash used in financing activities	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)

INCREASE IN CASH AND CASH EQUIVALENTS	(800)	(1,181)	(5,150)	3,579	(1,788)	3,417	(1,394)	1,634	1,212	(1)	1,165	(6,116)

CASH AND CASH EQUIVALENTS, beginning of period	22,168	21,368	20,187	15,037	18,615	16,827	20,244	18,850	20,484	21,696	21,696	22,860

CASH AND CASH EQUIVALENTS, end of period	$21,368	$20,187	$15,037	$18,615	$16,827	$20,244	$18,850	$20,484	$21,696	$21,696	$22,860	$16,744

American HomePatient, Inc.
2010 CPAP Supply Budget

			Projected	Projected	Projected	Budgeted	Budgeted	Budgeted	Budgeted	Budgeted	Budgeted	Budgeted	Budgeted	Budgeted	Budgeted	Budgeted	Budgeted
	Patient / Call Data (per call application)	Ref.	Oct-09	Nov-09	Dec-09	Jan-10	Feb-10	Mar-10	Apr-10	May-10	Jun-10	Jul-10	Aug-10	Sep-10	Oct-10	Nov-10	Dec-10

	# of Business Days		22	20	22	20	20	23	22	20	21	21	22	21	21	21	22
Line
#	Active Patients
1	Total active patient population (excluding “1951” patients)		122,549	123,478	124,358	125,204	126,042	126,870	127,690	128,509	129,328	130,139	130,939	131,733	132,521	133,299	134,072
2	Change from prior Mo		1,011	929	879	846	839	828	820	819	818	811	800	794	788	778	772
3	Orders/Year/Active Patient (Line 40x12/Line 1)		1.84	1.84	1.85	1.85	1.87	1.90	1.92	1.91	1.92	1.94	1.94	1.94	1.97	1.96	1.97
4

5	Eligible Patients
6	Beg. # of active patients eligible for resupply	A	69,438	73,544	76,041	77,697	78,071	78,603	78,987	79,054	79,085	79,442	79,983	80,292	80,592	81,103	81,378
7	+ New patients setups from 3 months ago		2,400	2,400	2,400	2,400	2,400	2,400	2,400	2,400	2,400	2,400	2,400	2,400	2,400	2,400	2,400
7.5	+ 1951 patients (5% of 65,000 add over Q4 2009)		1,083	1,083	1,083	—	—	—	—	—	—	—	—	—	—	—	—
8	- Patients dispositioned as drop outs (assume 2% of line 6)		(1,389)	(1,471)	(1,521)	(1,554)	(1,561)	(1,572)	(1,580)	(1,581)	(1,582)	(1,589)	(1,600)	(1,606)	(1,612)	(1,622)	(1,628)
9	- Orders from the previous month		(18,670)	(18,741)	(18,976)	(19,213)	(19,282)	(19,658)	(20,035)	(20,445)	(20,496)	(20,716)	(20,987)	(21,211)	(21,264)	(21,713)	(21,768)
10	+ Order placed from 3 months ago		20,681	19,226	18,670	18,741	18,976	19,213	19,282	19,658	20,035	20,445	20,496	20,716	20,987	21,211	21,264
11	Ending # of active patients eligible for resupply		73,544	76,041	77,697	78,071	78,603	78,987	79,054	79,085	79,442	79,983	80,292	80,592	81,103	81,378	81,647
12
13	% of Total active		60.0%	61.6%	62.5%	62.4%	62.4%	62.3%	61.9%	61.5%	61.4%	61.5%	61.3%	61.2%	61.2%	61.0%	60.9%
14	Change from prior Mo		4,106	2,497	1,657	374	532	384	67	31	357	540	310	299	512	275	268
15

16	Contacted Patients
17
18	Number of active patients worked (#Callers x Calls/Caller + In)	B1	68,099	68,340	68,552	70,507	71,861	73,224	73,410	73,591	74,366	74,554	75,343	75,533	76,323	76,519	77,314
19	% of active patients eligible for resupply worked (L18/11)	B1 / A	92.6%	89.9%	88.2%	90.3%	91.4%	92.7%	92.9%	93.1%	93.6%	93.2%	93.8%	93.7%	94.1%	94.0%	94.7%
20	Change from prior Mo		835	241	212	1955	1354	1363	186	181	774	189	789	190	790	196	795

21
22	Call Specialists
23
24	Ave. # of Effect. Call Spec. on staff (Projected)	F	115	115	115	118	120	122	122	122	123	123	124	124	125	125	126
25	Elligible Patient per caller (Line 11 / 24)		640	661	676	662	655	647	648	648	646	650	648	650	649	651	648
26	Patients worked per caller (Historical Ave + efficiency)		581	583	584	586	587	589	590	592	593	595	596	597	599	600	602
27	Orders per caller (Line 26 x Line 28)		163	165	167	163	164	164	168	168	168	171	171	171	174	174	175
28	% Contacts that become orders (Historical Ave + efficiency)		28.0%	28.3%	28.6%	27.9%	27.9%	27.9%	28.4%	28.4%	28.4%	28.7%	28.7%	28.7%	29.0%	29.0%	29.0%
29
30	Call Specialists required to work all elligible (Line 11 / 26)		127	130	133	133	134	134	134	134	134	135	135	135	135	136	136
31

32
33	Order Data
34	Medicare orders		6,690	6,698	6,725	6,941	7,077	7,213	7,360	7,379	7,458	7,555	7,636	7,655	7,817	7,836	7,919
35	% of total orders		35.7%	35.3%	35.0%	36.0%	36.0%	36.0%	36.0%	36.0%	36.0%	36.0%	36.0%	36.0%	36.0%	36.0%	36.0%
36	BCBS orders		4,404	4,459	4,515	4,531	4,620	4,708	4,805	4,817	4,868	4,932	4,985	4,997	5,103	5,115	5,169
37	% of total orders		23.5%	23.5%	23.5%	23.5%	23.5%	23.5%	23.5%	23.5%	23.5%	23.5%	23.5%	23.5%	23.5%	23.5%	23.5%
38	Other MCO orders		7,646	7,818	7,974	7,809	7,961	8,114	8,280	8,301	8,390	8,500	8,590	8,612	8,794	8,816	8,909
39	% of total orders		40.8%	41.2%	41.5%	40.5%	40.5%	40.5%	40.5%	40.5%	40.5%	40.5%	40.5%	40.5%	40.5%	40.5%	40.5%
40	Total # of orders billed (Lines 24 x 27)	D	18,741	18,976	19,213	19,282	19,658	20,035	20,445	20,496	20,716	20,987	21,211	21,264	21,713	21,768	21,997
41	Caller conversion rate (line 40 / 18)	D / B1	27.5%	27.8%	28.0%	27.3%	27.4%	27.4%	27.9%	27.9%	27.9%	28.2%	28.2%	28.2%	28.4%	28.4%	28.5%
42
43	Medicare average revenue per order		288.61	288.61	288.61	288.61	288.61	288.61	288.61	288.61	288.61	288.61	288.61	288.61	288.61	288.61	288.61
44	BCBS average revenue per order		184.53	184.53	184.53	184.53	184.53	184.53	184.53	184.53	184.53	184.53	184.53	184.53	184.53	184.53	184.53
45	Other MCO average revenue per order		160.71	160.71	160.71	160.71	160.71	160.71	160.71	160.71	160.71	160.71	160.71	160.71	160.71	160.71	160.71
46	Average revenue per order — Blended (Historical / Judgemental)		$211.97	$211.46	$211.07	$212.35	$212.35	$212.35	$212.35	$212.35	$212.35	$212.35	$212.35	$212.35	$212.35	$212.35	$212.35
47

48	Revenue Summary																	’10 Total
49	Revenue generated per call center (Line 46 x 40)	E	$3,972,448	$4,012,495	$4,055,379	$4,094,513	$4,174,321	$4,254,503	$4,341,576	$4,352,430	$4,399,076	$4,456,658	$4,504,124	$4,515,384	$4,610,877	$4,622,404	$4,671,032	$52,996,897
50	Revenue generated per branches (Historical Ave.)		$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$1,200,000
51	Adjustments (reclass between months)		$(100,000)	$—	$500,000	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$500,000	$500,000
52	Traditional Sales		$3,972,448	$4,112,495	$4,655,379	$4,194,513	$4,274,321	$4,354,503	$4,441,576	$4,452,430	$4,499,076	$4,556,658	$4,604,124	$4,615,384	$4,710,877	$4,722,404	$5,271,032	$54,696,897

American HomePatient, Inc.
2010 Budgeted RePAP Revenue

	2010	Jan-10	Feb-10	Mar-10	Apr-10	May-10	Jun-10	Jul-10	Aug-10	Sep-10	Oct-10	Nov-10	Dec-10	Total

Setups five years ago	39,018				13,006	3,252	3,252	3,252	3,252	3,252	3,252	3,252	3,252	39,018
Compliant patients	55%	55%	55%	55%	55%	55%	55%	55%	55%	55%	55%	55%	55%	55%

Total potential patients for RePAP (assume patients not worked until Q1, revenue impact begins in Q2)	21,460	—	—	—	7,153	1,788	1,788	1,788	1,788	1,788	1,788	1,788	1,788	21,457
Patient mix:
Medicare (30%)		—	—	—	2,146	536	536	536	536	536	536	536	536	6,437
Non-Medicare (70%)		—	—	—	5,007	1,252	1,252	1,252	1,252	1,252	1,252	1,252	1,252	15,020

# of RePAP:
Medicare RePAP setup rate	20.0%	—	—	—	429	107	107	107	107	107	107	107	107	1,287
Non-Medicare RePAP setup rate	10.0%	—	—	—	501	125	125	125	125	125	125	125	125	1,502

Projected # of RePAP setups		—	—	—	930	232	232	232	232	232	232	232	232	2,789

Medicare reimbursement		$84	$84	$84	$84	$84	$84	$84	$84	$84	$84	$84	$84
Non-Medicare reimbursement		$75	$75	$75	$75	$75	$75	$75	$75	$75	$75	$75	$75

Revenue from patients eligible for RePAP in 2010		$—	$—	$—	$73,604	$92,003	$110,401	$128,800	$147,198	$165,597	$183,995	$202,394	$220,793	$1,324,786

Initial patients found to call for RePAP (Note A)		$154,560	$154,560	$154,560	$297,060	$297,060	$297,060	$297,060	$297,060	$297,060	$297,060	$297,060	$297,060	$3,137,220

Total Projected Gross Revenue		$154,560	$154,560	$154,560	$370,664	$389,063	$407,461	$425,860	$444,258	$462,657	$481,055	$499,454	$517,853	$4,462,006
Note(A): Startup of the RePAP project. As many patients that could be found in Mesta prior to 2005 eligible for RePAP.

Initial
patients
found to
RePAP:	call

Medicare patients	9,200
Managed Care patients	19,000

28,200

Medicare RePAP rate (20%)	1,840
Managed care RePAP rate (10%)	1,900

2010 Medicare revenue (9,200 patients completed by 12/31/09)	$1,854,720
2010 Non-Medicare revenue (19,000 patients completed by 3/31/10)	$1,282,500

$3,137,220

American HomePatient, Inc.
Oxygen Revenue Projections

	2009														% incr.
	Projected	Budget	Budget	Budget	Budget	Budget	Budget	Budget	Budget	Budget	Budget	Budget	Budget		over prior
	Total	Jan-10	Feb-10	Mar-10	Apr-10	May-10	Jun-10	Jul-10	Aug-10	Sep-10	Oct-10	Nov-10	Dec-10	Total	year

Beginning Census	49,751	53,140	53,403	53,681	54,039	54,537	54,878	55,404	55,728	55,961	55,937	56,276	56,604	53,140
Placements	25,656	2,150	2,174	2,263	2,417	2,277	2,474	2,291	2,211	1,963	2,325	2,325	2,325	27,195	6.0%
Pickups	(22,267)	(1,886)	(1,896)	(1,906)	(1,918)	(1,936)	(1,948)	(1,967)	(1,978)	(1,987)	(1,986)	(1,998)	(2,009)	(23,415)	5.2%

Ending Census	53,140	53,403	53,681	54,039	54,537	54,878	55,404	55,728	55,961	55,937	56,276	56,604	56,919	56,919

Revenue Per Patient		$151.87	$151.87	$151.87	$151.87	$151.87	$151.87	$151.87	$151.87	$151.87	$151.87	$151.87	$151.87

Oxygen Revenue, before cuts	$94,365,477	$8,110,451	$8,152,699	$8,206,965	$8,282,692	$8,334,469	$8,414,327	$8,463,557	$8,498,889	$8,495,303	$8,546,823	$8,596,513	$8,644,439	$100,747,126	6.8%

DRA cut 2% on MR Stationary ====> (11,000 MR existing stationary patients)		$(38,500)	$(38,500)	$(38,500)	$(38,500)	$(38,500)	$(38,500)	$(38,500)	$(38,500)	$(38,500)	$(38,500)	$(38,500)	$(38,500)	$(462,000)

10% of MR cuts for commercial payors tied to MR reimbursement		(3,850)	(3,850)	(3,850)	(3,850)	(3,850)	(3,850)	(3,850)	(3,850)	(3,850)	(3,850)	(3,850)	(3,850)	$(46,200)

		$8,068,101	$8,110,349	$8,164,615	$8,240,342	$8,292,119	$8,371,977	$8,421,207	$8,456,539	$8,452,953	$8,504,473	$8,554,163	$8,602,089	$100,238,926	6.2%